Exhibit 10.1

AGREEMENT AND PLAN OF MERGER

by and among

THE WRIGHT INSURANCE GROUP, LLC,

BROWN & BROWN, INC.,

BROWN & BROWN ACQUISITION GROUP, LLC

and

TEIVA SECURITYHOLDERS REPRESENTATIVE, LLC, solely in

its capacity as the Representative

January 15, 2014

i

3.19.	Insurance Regulatory Matters	29
3.20.	Insurance Contracts	30
3.21.	Producers	30
3.22.	Brokerage	31
3.23.	No Other Representations or Warranties	31

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE MERGER SUB		31

4.01.	Organization and Power	31
4.02.	Authorization	31
4.03.	No Violation	32
4.04.	Governmental Consents, etc.	32
4.05.	Litigation	32
4.06.	Brokerage	32
4.07.	Financing	32
4.08.	Purpose	33
4.09.	Solvency	33
4.10.	Parent Entity	33
4.11.	No Other Representations	33

ARTICLE V COVENANTS OF THE COMPANY		34

5.01.	Conduct of the Business	34
5.02.	Access to Books and Records	36
5.03.	Efforts to Consummate	37
5.04.	Exclusive Dealing	37
5.05.	Payoff Letters and Lien Releases	38
5.06.	Written Consent	38
5.07.	Notification	38
5.08.	Section 280G Shareholder Approval	38
5.09.	Restrictive Covenant Agreements	39

ARTICLE VI COVENANTS OF THE PARENT		39

6.01.	Access to Books and Records	39
6.02.	Notification	39
6.03.	Indemnification of Officers and Directors of the Company	39
6.04.	Regulatory Filings	42
6.05.	Efforts to Consummate	43
6.06.	Contact with Customers and Suppliers	43
6.07.	Parent’s Solvency	43
6.08.	Employee Benefit Matters	44

ARTICLE VII CONDITIONS TO CLOSING		45

7.01.	Conditions to the Parent’s and the Merger Sub’s Obligations	45
7.02.	Conditions to the Company’s Obligations	46

ARTICLE VIII INDEMNIFICATION		48

8.01.	Survival of Representations, Warranties, Covenants, Agreements and Other Provisions	48
8.02.	Indemnification for the Benefit of the Parent Indemnified Parties	48
8.03.	Indemnification by the Parent for the Benefit of the Securityholders	49
8.04.	Limitations on Indemnification	50
8.05.	Indemnification Procedures; Defense of Third Party Claims	51
8.06.	Sole and Exclusive Remedy	52
8.07.	Escrow Release	53
8.08.	Acknowledgement of the Parent and the Merger Sub	53

ARTICLE IX TERMINATION		54

9.01.	Termination	54
9.02.	Effect of Termination	55

ARTICLE X ADDITIONAL COVENANTS		55

10.01.	Representative	55
10.02.	Disclosure Schedules	57
10.03.	Certain Tax Matters	58

ARTICLE XI DEFINITIONS		62

11.01.	Definitions	62
11.02.	Other Definitional Provisions	72
11.03.	Cross-Reference of Other Definitions	73

ARTICLE XII MISCELLANEOUS		75

12.01.	Press Releases and Communications	75
12.02.	Expenses	75
12.03.	Notices	76
12.04.	Assignment	77
12.05.	Severability	77
12.06.	References	77
12.07.	Construction	78
12.08.	Amendment and Waiver	78
12.09.	Complete Agreement	78
12.10.	Third Party Beneficiaries	78
12.11.	Waiver of Trial by Jury	79
12.12.	Parent Deliveries	79
12.13.	Delivery by Facsimile or Email	79
12.14.	Counterparts	79
12.15.	Governing Law	79
12.16.	Jurisdiction	80
12.17.	Remedies Cumulative	80
12.18.	No Recourse	80
12.19.	Damages; Specific Performance	80
12.20.	Waiver of Conflicts	81

INDEX OF EXHIBITS

Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Letter of Transmittal
Exhibit C	Form of Paying Agent Agreement
Exhibit D	Form of Surviving Company LLC Agreement
Exhibit E	Form of Escrow Agreement
Exhibit F	Reference Statement

INDEX OF ANNEXES

Annex A	Pre-Closing Transactions

INDEX OF APPENDICES

Appendix 1	Aquiline Blocker Purchase Agreement
Appendix 2	New York Life Blocker Purchase Agreement
Appendix 3	Noncompetition and Nonsolicitation Agreement (Aquiline)
Appendix 4	Non-Solicitation, Confidentiality and Non-Disclosure Agreement (Norman Brown)
Appendix 5	Non-Solicitation, Confidentiality and Non-Disclosure Agreement (William Malloy)
Appendix 6	Noncompetition and Nonsolicitation Agreement (William Fishlinger)
Appendix 7	Noncompetition and Nonsolicitation Agreement (Other Employees)
Appendix 8	Securityholders Side Letter
Appendix 9	Amended and Restated Management Services Agreement
Appendix 10	Trademark License Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 15, 2014, is made by and among The Wright Insurance Group, LLC, a Delaware limited liability company (the “Company”), Brown & Brown, Inc., a Florida corporation (the “Parent”), Brown & Brown Acquisition Group, LLC, a Delaware limited liability company and wholly owned subsidiary of the Parent (the “Merger Sub”), and Teiva Securityholders Representative, LLC solely in its capacity as the representative for the Company’s Securityholders (the “Representative”). The Parent, the Merger Sub and the Company, and, solely in its capacity as and solely to the extent applicable, the Representative, shall be referred to herein from time to time as a “Party” and collectively as the “Parties”. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XI below.

WHEREAS, the Parent desires to acquire one hundred percent (100%) of the issued and outstanding membership interests of the Company in a reverse subsidiary merger transaction on the terms and subject to the conditions set forth herein;

WHEREAS, the respective boards of directors (or their equivalent governing bodies) of the Parent, the Merger Sub and the Company have each approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement, Aquiline Financial Services Fund L.P. and Aquiline Financial Services Fund (Offshore) L.P. (collectively, “Aquiline”) have entered a Stock Purchase Agreement with the Parent (the “Aquiline Blocker Purchase Agreement”), attached hereto as Appendix 1, pursuant to which the Parent, subject to the terms and conditions thereof, shall purchase from Aquiline all of the issued and outstanding capital stock of Aquiline Wright Holdings 1, Inc. and Aquiline Wright Holdings 2, Inc. (collectively, the “Aquiline Blockers”), which hold 9,693,864.30 Class A Units of the Company as of the date hereof, immediately prior to the Effective Time;

WHEREAS, concurrently with the execution of this Agreement, (i) NYLCAP 2010 Co-Invest, L.P. and NYLCAP 2010 Co-Invest GenPar L.P. ( “New York Life”) has entered an Interest Purchase Agreement with the Parent (the “New York Life Blocker Purchase Agreement” and, together with the Aquiline Blocker Purchase Agreement, the “Blocker Purchase Agreements”), attached hereto as Appendix 2, pursuant to which the Parent, subject to the terms and conditions thereof, shall purchase from New York Life all of the issued and outstanding partnership interests of NYLCAP 2010 Co-Invest ECI Blocker Holdco D, LP (the “New York Life Blocker” and, together with the Aquiline Blockers, the “Blockers”), which indirectly holds 174,685 Class A Units of the Company as of the date hereof, immediately prior to the Effective Time;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Parent and Merger Sub to enter into this Agreement, Aquiline has executed and delivered a Noncompetition and Nonsolicitation Agreement, attached hereto as Appendix 3, which shall become effective as of the date hereof, but which shall automatically terminate in the event this Agreement is terminated in accordance with the terms hereof;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Parent and Merger Sub to enter into this Agreement, (a) each of William Malloy and Norman Brown has executed and delivered a Non-Solicitation, Confidentiality and Non-Disclosure Agreement, attached hereto as Appendix 4 and Appendix 5, respectively, (b) William Fishlinger has executed and delivered a Noncompetition and Nonsolicitation Agreement, attached hereto as Appendix 6, and (c) certain other employees of the Group Companies have executed and delivered Noncompetition and Nonsolicitation Agreement, attached hereto as Appendix 7 (the agreements set forth in clauses (a), (b) and (c), the “Restrictive Covenant Agreements”), each of which shall become effective as of the date hereof, but which shall automatically terminate in the event this Agreement is terminated in accordance with the terms hereof;

WHEREAS, concurrently with the execution of this Agreement, Parent and the Securityholders have executed and delivered a side letter agreement, attached hereto as Appendix 8, pursuant to which the Securityholders have agreed to provide certain indemnification to the Parent Indemnified Parties for claims properly asserted prior to the Extended Survival Date (as defined herein) in accordance with the terms thereof and this Agreement (the “Securityholders Side Letter”);

WHEREAS, at or prior to the consummation of the Merger, subject to the terms and conditions of this Agreement, the Pre-Closing Transactions (as defined herein) shall be consummated and consequently, from and after the Closing, WRM America Indemnity Company, Inc., a New York corporation and wholly owned subsidiary of the Company (“WRMAI”), shall no longer be a subsidiary of the Company;

WHEREAS, concurrently with the execution of this Agreement, Wright Risk Management Company, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, and WRMAI have entered into an Amended and Restated Management Services Agreement, attached hereto as Appendix 9, which shall become effective solely upon the Closing; and

WHEREAS, concurrently with the execution of this Agreement, the Company and WRMAI have entered into a Trademark License Agreement, attached hereto as Appendix 10, which shall become effective solely upon the Closing;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

1.01. The Merger.

(a) Subject to the terms and conditions hereof, at the Effective Time, the Merger Sub shall merge (the “Merger”) with and into the Company in accordance with the Delaware Limited Liability Company Act (as amended, the “Delaware LLC Law”), whereupon the separate existence of the Merger Sub shall cease, and the Company shall be the surviving company (the “Surviving Company”).

(b) At the Closing, the Company and the Merger Sub shall cause a certificate of merger substantially in the form of Exhibit A hereto (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the Delaware LLC Law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as the Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

(c) From and after the Effective Time, the Surviving Company shall succeed to all the assets, rights, privileges, immunities, powers and franchises and be subject to all of the Liabilities, restrictions, disabilities and duties of the Company and the Merger Sub, all as provided under the Delaware LLC Law.

1.02. Conversion of Units. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) Each Unit issued and outstanding immediately prior to the Effective Time (other than any Units which are held by any wholly owned Subsidiary of the Company (including any Units which are held by the Blockers that are actually acquired by the Parent immediately prior to the Closing) or in the treasury of the Company or by the Parent or the Merger Sub, all of which shall cease to be outstanding and be canceled and none of which shall receive any payment with respect thereto) and all rights in respect thereof, and in the case of Class B Units whether or not then vested, shall, by virtue of the Merger and without any action on the part of the holder thereof, forthwith cease to exist and be converted into and represent the right to receive an amount in cash equal to the sum of:

(i) with respect to each such Class A Unit only, the Unreturned Capital Contribution in respect of such Class A Unit, if any;

(ii) with respect to each such Class A Unit only, the Revaluation Amount in respect of such Class A Unit, if any;

(iii) the Per Unit Closing Residual Cash Consideration; and

(iv) the Per Unit Additional Merger Consideration;

plus any amounts payable in respect of a Unit of the Contingent Consideration set forth in Section 1.16. The aggregate consideration to which holders of Units become entitled pursuant to this Section 1.02(a) is referred to herein as the “Merger Consideration”.

(b) Each membership interest of the Merger Sub (a “Merger Sub Interest”) issued and outstanding immediately prior to the Effective Time shall be converted into common units in the Surviving Company, as such common units are provided for by the Surviving Company LLC Agreement. As of the Effective Time, the Merger Sub Interests shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holder or holders of such membership interests shall cease to have any rights with respect thereto, except the right to receive the common units in the Surviving Company to be issued in consideration therefore as provided herein, without interest. As of the Effective Time, the Parent shall be the holder of all the issued and outstanding units of the Surviving Company.

1.03. Procedures for Class B Units. The Company shall, prior to the Effective Time, take all actions as are necessary in order to effectuate the actions contemplated by Section 1.02(a) with respect to Class B Units and to ensure that no holder of Class B Units shall have any rights from and after the Effective Time with respect to any Class B Units except as expressly provided in Section 1.02(a), provided that such actions shall expressly be conditioned upon the consummation of the Merger and each of the other transactions contemplated hereby and shall be of no force or effect if this Agreement is terminated.

1.04. Exchange of Units; Paying Agent; Direction Letter.

(a) The Paying Agent shall effect the exchange of cash for the Units that are outstanding as of immediately prior to the Effective Time and entitled to payment pursuant to Section 1.02. In connection with such exchange, by no later than ten (10) Business Days prior to the Closing Date, the Paying Agent shall provide each holder of Units with a Letter of Transmittal, substantially in the form of Exhibit B attached hereto (a “Letter of Transmittal”). Prior to the Closing Date, the Paying Agent, the Parent and the Representative shall enter into a Paying Agent Agreement (the “Paying Agent Agreement”), substantially in the form of Exhibit C attached hereto. Prior to the Effective Time, the Parent shall transfer to the Paying Agent via wire transfer of immediately available funds, cash in an amount equal to the Closing Payment Amount. The Paying Agent shall hold such funds and deliver them in accordance with the terms and conditions hereof and the terms and conditions of the Paying Agent Agreement. Each holder of Units outstanding as of immediately prior to the Effective Time may deliver a duly executed and completed Letter of Transmittal and, after the Effective Time, the Paying Agent shall promptly deliver or cause to be delivered to such holder a wire transfer in an amount equal to the amount of cash to which such holder is entitled under Section 1.02 to the account(s) designated by such holder in such holder’s Letter of Transmittal; provided, that the Paying Agent shall deliver or cause to be delivered such amounts on the Closing Date to any holder of Units that has delivered a duly executed and completed Letter of Transmittal to the Paying Agent at least two (2) Business Days prior to the Closing Date. Except as provided in the Escrow Agreement for any Securityholder with respect to the Escrow Amount, in no event shall any holder of Units who delivers a Letter of Transmittal be entitled to receive interest on any of the funds to be received in the Merger. All fees and expenses of the Paying Agent shall be paid 50% by the Parent and 50% by the Company (as a Transaction Expense). Any Units held by a holder that has delivered a Letter of Transmittal to the Company pursuant to this Section 1.04(a) shall not be transferable on the books of the Company without the Parent’s prior written consent. At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Units theretofore outstanding on the records of the

Company. From and after the Effective Time, the holders of Units outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Units presented to the Surviving Company or the Parent for any reason shall be converted into the consideration payable in respect thereof pursuant to Section 1.02 without any interest thereon. Any portion of the funds held by the Paying Agent pursuant to this Agreement that remains undistributed to the holders of Units twelve (12) months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holder of Units that has not previously complied with this Section 1.04(a) prior to the end of such twelve (12) month period shall thereafter look only to the Surviving Company for payment of its claim for the applicable portion of the Merger Consideration in respect of such Units.

(b) Each of Aquiline and Founders Intermediate Holding Company, LLC shall be entitled to deliver a direction letter to the Parent, the Company and the Paying Agent within three (3) Business Days prior to the Closing (or, if applicable, to the Representative after the Closing with respect to any payment of the Merger Consideration to be made after the Closing), directing that the Merger Consideration payable to Aquiline or Founders Intermediate Holding Company, LLC, respectively, under this Agreement or the Blocker Purchase Agreements, as applicable, be paid to certain third parties in accordance with the terms of Section 4.2 of the Company LLC Agreement and/or the Congdon Arrangement.

1.05. Representative Amount. Concurrent with the Effective Time, the Parent shall (a) deduct from the Merger Consideration otherwise due pursuant to Section 2.01(a) and the Blocker Closing Payment Amount otherwise due pursuant to Section 1.1 of the Blocker Purchase Agreements, a portion of the Merger Consideration in an aggregate amount equal to $250,000, or such higher amount as the Representative may designate in writing to the Company and the Parent at least five (5) Business Days prior to the Closing, and (b) deliver such amount to the Representative, on behalf of the Securityholders, at the Closing by wire transfer of immediately available funds to the account(s) designated by the Representative, to satisfy potential future obligations of the Securityholders to the Representative, including expenses of the Representative arising from the defense or enforcement of claims pursuant to Sections 1.09, 8.02 and 10.01 (in the aggregate, the “Representative Amount”). Each Securityholder’s pro rata portion of the Representative Amount that is delivered to, and held by, the Representative on behalf of each Securityholder shall be determined based on such Securityholder’s Pro Rata Percentage. The Representative Amount shall be retained in whole or in part by the Representative for such time as the Representative shall determine in its sole discretion, at which time the Representative shall deposit the remaining amounts with the Paying Agent, for the benefit of the Securityholders, which shall promptly distribute to the Securityholders their Pro Rata Percentages of any remaining amounts distributed under this Section 1.05.

1.06. Organizational Documents. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent, the Merger Sub, the Company or the holders of any shares of capital stock or membership interests, as applicable, of any of the foregoing, the certificate of formation of the Company shall be the certificate of formation of the Surviving Company as of the Effective Time, until thereafter amended, subject to Section 6.03, in accordance with the provisions thereof and the Delaware LLC Law. At the Effective Time, the Company LLC Agreement, as in effect immediately prior to the Effective Time, shall be amended and restated to be in the form attached hereto as Exhibit D (the “Surviving Company LLC Agreement”), until thereafter amended, subject to Section 6.03, in accordance with the provisions thereof and the Delaware LLC Law.

1.07. Directors and Officers. From and after the Effective Time, until successors are duly elected, appointed or otherwise designated in accordance with applicable Law, the managers of the Merger Sub at the Effective Time shall be the managers of the Surviving Company, and the officers of the Company at the Effective Time shall be the officers of the Surviving Company, each such initial manager and initial officer to hold office in accordance with the Surviving Company LLC Agreement as in effect from and after the Effective Time.

1.08. Closing Calculations. Not less than five (5) Business Days prior to the anticipated Closing Date, the Company shall deliver to the Parent a statement, accompanied by a certificate executed on its behalf by the Chief Financial Officer of the Company, setting forth (a) an estimated consolidated balance sheet of the Group Companies as of the Reference Time (after giving effect to the Pre-Closing Transactions), (b) a good faith calculation of the Company’s estimate of Indebtedness (the “Estimated Indebtedness”), Net Working Capital (the “Estimated Net Working Capital”), the sum of the WNFIC Statutory Surplus and MacNeill Liabilities (the “Estimated WNFIC Cash Amount”) and Transaction Expenses (“Estimated Transaction Expenses”) as of the Reference Time (after giving effect to the Pre-Closing Transactions) and (c) the Closing Residual Cash Consideration, the Closing Payment Amount and the Blocker Closing Payment Amount (the “Estimated Closing Statement”). The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with this Agreement. The Company shall consult in good faith with the Parent regarding the preparation of the Estimated Closing Statement, including any estimates of such amounts. The Company’s calculations shall be accompanied by reasonable supporting detail. Not less than two (2) Business Days prior to the anticipated Closing Date, the Parent may notify the Company of its good faith objections, if any, to the Estimated Closing Statement and, after reviewing Parent’s objections, if any, in good faith, the Company may elect in its sole discretion to deliver a revised Estimated Closing Statement to the Parent at least one (1) Business Day prior to the anticipated Closing Date.

1.09. Final Closing Balance Sheet Calculation. As promptly as possible, but in any event within seventy-five (75) days after the Closing Date, the Parent shall deliver to the Representative (a) a consolidated balance sheet of the Group Companies as of the Reference Time (after giving effect to the Pre-Closing Transactions) (the “Closing Balance Sheet”), and (b) a statement showing the Indebtedness, Net Working Capital, WNFIC Statutory Surplus, MacNeill Liabilities and Transaction Expenses (the “Closing Statement”) as of the Reference Time (after giving effect to the Pre-Closing Transactions). The Closing Balance Sheet shall be prepared and Indebtedness, Net Working Capital, WNFIC Statutory Surplus, MacNeill Liabilities and Transaction Expenses shall be determined in accordance with this Agreement. The Parties agree that the purpose of preparing the Closing Balance Sheet and determining Indebtedness, Net Working Capital, WNFIC Statutory Surplus, MacNeill Liabilities and Transaction Expenses and the related purchase price adjustment contemplated by this Section 1.09 is to measure the amount of Indebtedness, changes in Net Working Capital, changes in WNFIC Statutory Surplus, MacNeill Liabilities and Transaction Expenses and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of preparing the Closing Balance Sheet or determining Indebtedness, Net Working Capital, WNFIC Statutory Surplus, MacNeill Liabilities and Transaction Expenses. After delivery of the Closing Statement, the Representative and its accountants and other representatives shall be permitted full access at reasonable times to review the Surviving Company’s and its Subsidiaries’ books and records and any work papers related to the preparation of the Closing Statement. The Representative and its accountants and other representatives may make inquiries of the Parent, the Surviving Company, its Subsidiaries and their respective accountants and employees regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and the Parent shall use its, and shall cause the Surviving Company and its Subsidiaries to use their, commercially reasonable efforts to cause any such accountants and employees to cooperate with and respond to such inquiries. If the Representative has any objections to the Closing Statement, the Representative shall deliver to the Parent a statement setting forth its objections thereto (an “Objections Statement”). If an Objections Statement is not delivered to the Parent within forty-five (45) days following the date of delivery of the Closing Statement, the Closing Statement shall be final, binding and non-appealable by the Parties. The Representative and the Parent shall negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within twenty (20) Business Days after the delivery of the Objections Statement, the Representative and the Parent shall submit such dispute to the New York office of WeiserMazars, or if they are not independent pursuant to the rules and regulations of the Securities and Exchange Commission at the time, another nationally recognized independent accounting firm reasonably acceptable to the Parent and the Representative (the “Dispute Resolution Arbiter”). Any further submissions to the Dispute Resolution Arbiter must be written and delivered to each party to the dispute. The Dispute Resolution Arbiter shall consider only those items and amounts that are identified in the Objections Statement as being items which the Representative and the Parent are unable to resolve. The Dispute Resolution Arbiter’s determination shall be based solely on the definitions of Indebtedness, Net Working Capital, WNFIC Statutory Surplus, MacNeill Liabilities and Transaction Expenses contained herein and the provisions of this Agreement, including this Section 1.09. The Representative and the Parent shall use their commercially reasonable efforts to cause the Dispute Resolution Arbiter to resolve all disagreements as soon as practicable in amounts between the disputed amounts set forth in the Closing Statement and the Objections Statement. Further, the Dispute Resolution Arbiter’s determination shall be based solely on the presentations by the Parent and the Representative that are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The resolution of the dispute by the Dispute Resolution Arbiter shall be final and binding on and non appealable by the Parties hereto. The costs and expenses of the Dispute Resolution Arbiter shall be allocated between the Parent, on the one hand, and the Representative (on behalf of the Securityholders), on the other hand, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party. For example, if the Representative claims Net Working Capital is $1,000 greater than the amount determined by the Parent, and the Parent contests only $500 of the amount claimed by the Representative, and if the Dispute Resolution Arbiter ultimately resolves the dispute by awarding the Representative (for the benefit of the Securityholders) $300 of the $500 contested, then the costs and expenses of arbitration shall be allocated sixty percent (60%) (i.e., 300 ÷ 500) to the Parent and forty percent (40%) (i.e., 200 ÷ 500) to the Representative (for the benefit of the Securityholders).

1.10. Post-Closing Adjustment Payment.

(a) If the Final Residual Cash Consideration is greater than the Closing Residual Cash Consideration, the Parent shall promptly (but in any event within two (2) Business Days) pay to the Paying Agent (for distribution to the Securityholders in accordance with Section 1.02(a)(iv) or, in the case of Aquiline and New York Life, in accordance with Section 1.1(b) of the respective Blocker Purchase Agreements) the amount of such difference by wire transfer of immediately available funds to an account designated in writing by the Paying Agent to the Parent.

(b) If the Final Residual Cash Consideration is equal to or less than the Closing Residual Cash Consideration, the Parent and the Representative (on behalf of the Securityholders) shall promptly (but in any event within two (2) Business Days) deliver joint written instructions to the Escrow Agent to (i) pay to the Parent from the Adjustment Escrow Amount (and if such shortfall exceeds the Adjustment Escrow Amount (such excess, the “Working Capital Indemnity Amount”), at the election of the Parent, disburse the Working Capital Indemnity Amount from the Indemnity Escrow Amount) the absolute value of such difference, if any, by wire transfer of immediately available funds to one (1) or more accounts designated by the Parent to the Representative and (ii) release the balance of the Adjustment Escrow Amount (after giving effect to any payment pursuant to clause (i)) to the Representative (for distribution to the Securityholders in accordance with their respective Pro Rata Percentages) by wire transfer of immediately available funds to one (1) or more accounts designated by the Representative to the Parent.

1.11. Escrow Account. Concurrent with the Effective Time, the Parent shall deduct from the Merger Consideration otherwise due pursuant to Section 2.01(a) and the Blocker Closing Payment Amount otherwise due pursuant to Section 1.1 of the Blocker Purchase Agreements, and deposit $32,375,000 (such amount the “Escrow Amount”) in immediately available funds into an escrow account (the “Escrow Account”) to be established and maintained by the Escrow Agent pursuant to the terms and conditions of an escrow agreement substantially in the form of Exhibit E attached hereto, with such changes as may be required by the Escrow Agent and reasonably acceptable to the Parent and the Representative, to be entered into on the Closing Date by the Parent, the Representative and the Escrow Agent (the “Escrow Agreement”). A portion of the Escrow Amount, equal to $30,375,000, shall be designated as the “Indemnity Escrow Amount”, and the remaining portion of the Escrow Account, equal to $2,000,000, shall be designated as the “Adjustment Escrow Amount”. The Adjustment Escrow Amount shall serve solely as security for, and a source of payment of, the Parent’s rights pursuant to Section 1.10(b)(i), if any, and the Indemnity Escrow Amount shall serve as a security for, and a source of payment of, the Parent Indemnified Parties’ rights pursuant to Article VIII, if any, or pursuant to the parenthetical in Section 1.10(b)(i), if any. All fees and expenses of the Escrow Agent shall be paid 50% by the Parent and 50% by the Company (as a Transaction Expense).

1.12. No Dissenter’s Rights. No holder of Units shall be entitled to any “dissenter’s rights,” “appraisal rights” or any similar remedies under Delaware LLC Law or any other applicable law.

1.13. No Withholding. Provided that the Company delivers the certificate referred to in Section 7.01(j)(iii), the Parent shall pay in full all consideration payable pursuant to this Agreement, without any set-off, deductions or withholdings of any nature whatsoever in respect of the Class A Units. With respect to the Class B Units, the Parties believe that no set-off, deductions or withholdings of any nature whatsoever are required in connection with the payments to be made to the Class B Units pursuant to this Agreement. However, if the Parent concludes, after the date hereof, but prior to Closing, that withholding is required pursuant to applicable Tax Law in respect of a payment pursuant to this Agreement to any Class B Unit holder, the Parent shall promptly notify Representative of such requirement and work in good faith with Representative to mitigate any such withholding. To the extent any such withholding cannot be mitigated, the Parent, the Company, or the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable with respect to such Class B Units pursuant to Section 1.02 above, at the time such consideration is paid, such amounts as the Parent, the Company, or the Surviving Company is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be timely paid to the appropriate Tax authority and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

1.14. Reference Statement. Exhibit F sets forth an illustrative statement (the “Reference Statement”) prepared in good faith by the Company in cooperation with the Parent setting forth the various line items used (or to be used) in, and illustrating as of the date set forth therein, the calculation of Indebtedness, Net Working Capital and WNFIC Statutory Surplus prepared and calculated in accordance with this Agreement.

1.15. Purchase Price Allocation. The Parties agree that an election under Section 754 of the Code (and any analogous state or local provision) (the “Section 754 Election”) shall be made for the Company and that the Company’s Tax Returns shall be prepared in a manner consistent with such election. For purposes of determining (i) the adjustments to tax basis of the Company’s assets under Section 743(b) of the Code resulting from the Section 754 Election and (ii) the portion of the gain or loss recognized by the Securityholders upon the sale and purchase of the Units pursuant to this Agreement that is attributable to the Company’s “unrealized receivables” and “inventory items” (as such terms are defined in Section 751 of the Code), the Parties agree that the Merger Consideration (excluding any amounts attributable to the acquisition of the Blockers that are acquired at the Closing, but plus other relevant items required under the Code, including the Parent’s share of the liabilities of the Company as determined under Section 752 of the Code) shall be allocated among the Company’s assets in accordance with Code Section 755 and the regulations thereunder and consistent with their fair market values as determined by the Parent and the Representative; provided, however, that an amount equal to the WNFIC Statutory Surplus shall be allocable to the acquisition of WNFIC. The Parent shall deliver its calculation of such allocation to the Representative within 120 days after the Closing Date (the “Parent’s Allocation”). In the event that the Representative objects to the Parent’s Allocation, the Representative shall notify the Parent of its objection to such allocation within fifteen (15) days of the receipt of the Parent’s Allocation, and the parties shall endeavor in good faith over the next fifteen (15) days to resolve such dispute. If the parties are unable to resolve such dispute within said fifteen (15)-day period, the parties shall submit the dispute to the an independent accounting firm mutually agreed upon by the Representative and the Parent, which will promptly determine those matters in dispute (based on presentations from the parties and not based on its independent review) and will render a written report as to the disputed matters (the matters determined by such n firm, together with those matters that were agreed by the parties, the “Agreed Allocation”). The Agreed Allocation shall be subject to adjustment, as appropriate, pursuant to Section 1.09 or Section 1.10. The costs and expenses of the accounting firm shall be split evenly by the Parent, on the one hand, and the Representative, on the other hand. The Parent, the Group Companies and the Representative shall file any Tax Returns and any other governmental filings on a basis consistent with such allocation of fair market value. Neither the Parent nor the Representative nor any of their Affiliates shall take any position (whether in audits, tax returns or otherwise) that is inconsistent with such allocation unless required to do so by applicable law.

1.16. Contingent Consideration.

(a) In the event a definitive agreement with respect to a Transaction has been executed by the Parent or any of its controlled Affiliates (or, prior to the Closing, by the Company or any Group Company) (a “Definitive Transaction Agreement”) at any time prior to July 15, 2015, the Parent shall pay the Contingent Consideration in the form of a cash payment to the Representative for distribution in accordance with Section 1.16(h) upon the closing of a Transaction at any time (a “Transaction Closing”) (or, if such Transaction Closing occurs prior to the Closing Date, at the Closing). For purposes of this Section 1.16, “Transaction” means any of the potential Acquisitions identified in Schedule 1.16 of the Company Disclosure Schedules.

(b) In the event a Definitive Transaction Agreement has not been executed by a Group Company prior to the Closing Date, from and after the Closing Date, the Parent shall promptly (and within five (5) Business Days of execution) notify the Representative in writing of the execution by the Parent or any of its controlled Affiliates of any Definitive Transaction Agreement.

(c) In the event a Transaction Closing for a Transaction has not occurred prior to the Closing Date, from and after the Closing Date, the Parent shall promptly notify the Representative in writing no later than ten (10) Business Days prior to the anticipated date of a Transaction Closing and, subject to Schedule 1.16, the amount of the Contingent Consideration which will become due and payable upon such Transaction Closing. The calculation of the Contingent Consideration shall be determined in accordance with the terms and conditions set forth in Schedule 1.16 attached hereto.

(d) Prior to the Closing Date, the Parent and the Company shall cooperate and work together to enable the Company to enter into a Definitive Transaction Agreement as promptly as practicable (without limiting any rights of the Parent under Section 5.01). The Company shall consult with the Parent regarding the status and substance of any discussions and negotiations regarding the material terms of any Definitive Transaction Agreement and the Company shall reasonably review and consider any input provided by the Parent regarding any such material terms. If any due diligence is to be conducted on a potential Transaction, the Company shall allow the Parent to participate in and consult regarding such due diligence review, subject to the Parent’s execution of any non-disclosure agreement(s) that may be required by the Transaction counterparty.

(e) From the Closing Date until July 15, 2015, the Parent shall, and shall cause its controlled Affiliates, to:

(i) if a Definitive Transaction Agreement has been entered into prior to the Closing Date, use best efforts to achieve a Transaction Closing as promptly as practicable;

(ii) if a Definitive Transaction Agreement has not been entered into prior to the Closing Date, use commercially reasonable efforts to enter into a Definitive Transaction Agreement and achieve a Transaction Closing as promptly as practicable, however, the Parent shall retain sole discretion in conducting due diligence associated with a Transaction and in negotiating a Definitive Transaction Agreement; and

(iii) not do anything intentionally to reduce or avoid the opportunity of the Securityholders to receive the Contingent Consideration.

In addition, if, prior to July 15, 2015, the Parent or any of its controlled Affiliates has entered into a Definitive Transaction Agreement, but a Transaction has not closed on or prior to July 15, 2015, the Parent shall, and shall cause its controlled Affiliates, to continue to use commercially reasonable efforts to achieve a Transaction Closing as promptly as practicable after July 15, 2015.

(f) Until July 15, 2015, in the event (i) of a Change of Control of the Surviving Company (other than one involving an Affiliate of the Surviving Company (other than a Subsidiary of the Surviving Company)), then Parent shall notify the Representative within five (5) Business Days of the earlier of (x) the execution of a definitive agreement for such transaction and (y) ten (10) Business Days prior to the consummation of such transaction, and in each case, proper provision shall be made prior to or concurrently with (and as a condition to) the consummation of such transaction so that the successors and assigns of the Surviving Company (or Group Company) in such transaction, as the case may be, shall, from and after the consummation of such transaction, become lawfully bound by the Contingent Consideration obligations set forth in this Section 1.16.

(g) In the event a Transaction Closing has not occurred prior to the Closing Date, from and after the Closing, and until July 15, 2015, the Parent shall provide the Representative, upon the Representative’s request, with a reasonably detailed report of the efforts of Parent and its controlled Affiliates to enter into a Definitive Transaction Agreement and its progress with respect thereto. In addition, if, prior to July 15, 2015, the Parent or any of its controlled Affiliates has entered into a Definitive Transaction Agreement, but a Transaction has not closed on or prior to July 15, 2015, the Parent shall provide the Representative, upon the Representative’s request, with a reasonably detailed report of the efforts of Parent and its controlled Affiliates to achieve a Transaction Closing and its progress with respect thereto.

(h) The Contingent Consideration due under this Section 1.16 shall, for the avoidance of doubt, be payable only once and shall be paid upon (and concurrently with) a Transaction Closing by wire transfer of immediately available funds to the accounts specified by the Representative. Subject to Schedule 1.16, any Contingent Consideration received will be distributed by the Representative to each of the Securityholders based on their respective Pro Rata Percentage.

(i) The Parties agree that all payments of Contingent Consideration shall be treated as being made in exchange for the Units for income tax purposes and shall not take any position inconsistent therewith.

1.17. New York Life Blocker Purchase Agreement. The Parties acknowledge and agree that, in accordance with the terms and conditions of the New York Life Blocker Purchase Agreement, in the event that the conditions to closing set forth in Section 5(b) of the New York Life Blocker Purchase Agreement are not satisfied or waived by the Parent prior to the Effective Time, New York Life shall not sell the capital stock of the Blockers to the Parent, and in lieu thereof, the Units owned by the New York Life Blockers shall be acquired by Parent by virtue of the Merger pursuant to the terms of Section 1.02. In such event, the Parties agree that (i) for purposes of Section 7.01(g) and Section 7.02(g), the transactions contemplated by the New York Life Blocker Purchase Agreement shall be deemed to have been consummated immediately prior to the Merger, (ii) the Blocker Closing Payment Amount shall only include the aggregate amount payable to Aquiline pursuant to the Aquiline Blocker Purchase Agreement and (iii) such other changes to this Agreement and the other agreements contemplated hereby shall be deemed to be automatically made to reflect the fact that the New York Life Blockers are not being sold pursuant to the New York Life Blocker Purchase Agreements, but rather that the Units held by the New York Life Blockers shall be treated under this Agreement like all other issued and outstanding Units held by the Securityholders (other than Aquiline and New York Life) immediately prior to the Effective Time.

ARTICLE II

THE CLOSING

2.01. The Closing. Unless this Agreement shall have been terminated pursuant to Section 9.01, subject to the satisfaction or waiver of each of the conditions set forth in Article VII, unless another date, time or place is agreed to in writing by the Parties hereto, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Willkie Farr & Gallagher LLP located at 787 Seventh Avenue, New York, New York 10019 at 10:00 a.m. local time, on: (i) if the Satisfaction Date falls on or before the fifteenth (15th) day of the month in which it occurs, the second Business Day following the Satisfaction Date; and (ii) if the Satisfaction Date falls after the fifteenth (15th) day of the month in which it occurs, the first Business Day of the month following the month in which the Satisfaction Date occurs. The actual date and time of the Closing are herein referred to as the “Closing Date.” Notwithstanding the foregoing, if on or prior to January 29, 2014 the Company provides written notice to the Parent that it has entered into an agreement with a buyer to acquire 100% of the capital stock of WRMAI, and, as of the Satisfaction Date, the regulatory approvals required for such sale have not been obtained but can reasonably be expected to be obtained within twenty (20) Business Days after the Satisfaction Date, then, notwithstanding the occurrence of the Satisfaction Date, the Parties shall work together in good faith to consummate such sale of WRMAI no later than twenty (20) Business Days after the Satisfaction Date and (i) if, after the Parties work together in good faith and within such twenty (20) Business Day period, (x) the sale of WRMAI can be consummated on or before the fifteenth (15th) day of a given month, the Closing shall occur on the first Business Day of the month in which the sale of WRMAI can be consummated or (y) the sale of WRMAI can only be consummated after the fifteenth (15th) day of a given month, the Closing shall occur on the last Business Day of such month or (ii) if, after the Parties work together in good faith and at the end of such twenty (20) Business Day period (the “Sale End Date”), the sale of WRMAI has not been consummated (and cannot be consummated by the Sale End Date), then (x) if the Sale End Date falls on or before the fifteenth (15th) day of a given month, the Closing shall occur on the second Business Day following the Sale End Date or (y) if the Sale End Date falls after the fifteenth (15th) day of a given month, the Closing shall occur on the last Business Day of such month (and in the case of clause (ii) the capital stock of WRMAI shall be spun-off to the Company’s members immediately prior to the Closing as contemplated by Annex A).

2.02. Transactions at or Prior to Closing. Subject to the terms and conditions of this Agreement, at or prior to the Closing, following receipt of all applicable Transaction Approvals, the Company shall, and shall cause its Affiliates, to consummate the pre-closing transactions set forth on Annex A (the “Pre-Closing Transactions”).

2.03. The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the Parties shall consummate the following transactions at the Closing:

(a) the Company and the Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware;

(b) in accordance with Section 1.04(a), the Parent shall deliver the Closing Payment Amount set forth in the Estimated Closing Statement to the Paying Agent, by wire transfer of immediately available funds to the account(s) designated in writing by the Paying Agent;

(c) the Parent shall deliver the Blocker Closing Payment Amount set forth in the Estimated Closing Statement to Aquiline and New York Life, as applicable, in accordance with the Blocker Purchase Agreements, by wire transfer of immediately available funds to the account(s) designated in writing by Aquiline and New York Life, as applicable;

(d) in accordance with Section 1.05, the Parent shall deliver to the Representative the Representative Amount, by wire transfer of immediately available funds to the account(s) designated in writing by the Representative;

(e) the Parent shall deposit the Escrow Amount into the Escrow Account;

(f) subject to Section 5.05, the Parent shall repay, or cause to be repaid, on behalf of the Group Companies (including, if so desired, by directing the Company to use freely available Cash to repay), all amounts necessary to discharge fully the then outstanding balance of all Indebtedness under the Credit Agreement, by wire transfer of immediately available funds to the account(s) designated by the holders of such Indebtedness;

(g) the Parent and the Company shall make such other deliveries as are required by Article VII hereof; and

(h) the Parent shall pay, or cause to be paid, on behalf of the Company, the Transaction Expenses by wire transfer of immediately available funds as directed by the Representative.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Parent as follows, except as set forth in the Company Disclosure Schedules.

3.01. Organization and Power. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and the Company has all requisite limited liability company power and authority and all authorizations, licenses and permits necessary to own and operate its properties and to carry on its businesses as now conducted, except where the failure to hold such authorizations, licenses and permits would not have a Material Adverse Effect. The Company is qualified to do business in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified would not have a Material Adverse Effect.

3.02. Subsidiaries.

(a) Schedule 3.02(a) accurately sets forth each Subsidiary of the Company, its name, place of incorporation or formation, and if not wholly owned directly or indirectly by the Company, the record ownership as of the date of this Agreement of all capital stock or other equity interests issued thereby. Each of the Subsidiaries identified on Schedule 3.02(a) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate, or other legal entity, as the case may be, power and authority and all authorizations, licenses and permits necessary to own and operate its properties and to carry on its businesses as now conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except in each such case where the failure to hold such authorizations, licenses and permits or to be so qualified would not be material to the Group Companies taken as a whole. The capitalization and authorized and issued capital stock or other equity interests of each Subsidiary of the Company is described and held, beneficially and of record, as set forth in Schedule 3.02. There are no options, warrants, convertible or exchangeable securities, calls, subscriptions, pre-emptive rights or other rights to purchase or acquire from the Company or any Subsidiary of the Company, the issued or unissued capital stock or other securities of, or other equity interests in, any Subsidiary of the Company. There are no agreements, arrangements, understandings, obligations or other commitments of the Company or any Subsidiary of the Company to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other securities of, or other equity interests in, any Subsidiary of the Company.

(b) All of the outstanding shares of capital stock or other equity interests of each the Subsidiary of the Company are duly authorized, validly issued, fully paid, non-assessable and free of any pre-emptive or similar rights with respect thereto and, after giving effect to the Lien releases contemplated by Section 5.05, all such shares or equity interests are owned, of record and beneficially, by the Company or another wholly-owned (either direct or indirect) Subsidiary of the Company free and clear of all Liens or limitations on the right to vote, sell or otherwise dispose of such shares. There are no “phantom stock” or similar obligations of the Company or any Subsidiary of the Company with respect to any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other corporation, organization or entity.

3.03. Authorization; No Breach; Valid and Binding Agreement.

(a) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and, subject to obtaining the Member Approval, no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement. The approval of (i) members of the Company who own more than fifty percent (50%) of the then current percentage or other interest in the profits of the Company owned by all of the members of the Company and (ii) the Aquiline Blockers (clause (i) and (ii), the “Member Approval”) are the only votes of the membership interests of the Company required to approve this Agreement and the transactions contemplated by this Agreement, including the Merger.

(b) Except for (v) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (w) the Member Approval, (x) compliance with and filings under the HSR Act and any other Antitrust Law, and (y) the Transaction Approvals, the execution, delivery, performance and compliance with the terms and conditions of this Agreement by the Company and the consummation of the transactions contemplated hereby do not and shall not (i) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of the certificates of incorporation or bylaws (or equivalent organizational documents) of any Group Company, (ii) violate or result in a breach of or constitute a violation or default under any Material Contract, (iii) result in the imposition or creation of any material Lien upon or with respect to any of the assets of any of the Group Companies or (iv) violate any Law to which any of the Group Companies is subject, except where the failure of any of the representations and warranties contained in clauses (ii), (iii) or (iv) above to be true would not be material to the Group Companies taken as a whole.

(c) Assuming that this Agreement is a valid and binding obligation of the other parties hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

3.04. Capitalization.

(a) On the date hereof, the issued and outstanding membership interests of the Company consist of (A) 20,995,649.30 Class A Units and (B) 1,319,044 Class B Units. All the

outstanding membership interests of the Company have been duly and validly authorized and issued and were issued in accordance with the registration or qualification requirements of the Securities Act of 1933, as amended, and any relevant state securities Laws or pursuant to valid exemptions therefrom. On the date hereof there are no membership interests or any other equity security of the Company issuable upon conversion or exchange of any issued and outstanding security of the Company nor are there any rights, options outstanding or other agreements to acquire membership interests or any other equity security of the Company nor is the Company contractually obligated to purchase, redeem or otherwise acquire any of its outstanding membership interests that would survive the Closing. No Securityholder is entitled to any preemptive or similar rights to subscribe for membership interests of the Company that would survive the Closing.

(b) Schedule 3.04(b) sets forth a true, correct and complete list, in each case as reflected in the Company’s books and records as of the date hereof, of the issued and outstanding membership interests of the Company, the names of the record holders thereof and the number and type of membership interests owned by each such holder.

3.05. Financial Statements.

(a) The Company’s unaudited consolidated balance sheet as of September 30, 2013 (the “Latest Balance Sheet”) and the related statement of income for the nine (9) month period then ended and the Company’s audited consolidated balance sheet and statements of operations, members’ equity and cash flows for the fiscal year ended December 31, 2012 (collectively, the “Financial Statements”) have been prepared in accordance with GAAP, consistently applied, and present fairly in all material respects the financial condition and results of operations of the Group Companies and WRMAI (taken as a whole) as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from normal year-end adjustments; provided, however, that the Company does not in any way provide any representations and warranties pursuant to this Section 3.05 relating to the financial condition and results of operations of WRMAI as may be included or reflected in the Financial Statements.

(b) Since January 1, 2012, WNFIC has timely filed or submitted all annual statutory financial statements and, to the extent applicable Law requires, has timely filed or submitted all quarterly statements, together with all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with or submitted to the appropriate insurance regulatory authorities of each jurisdiction in which it is licensed, authorized or eligible on forms prescribed or permitted by such authority (as filed through the date hereof, collectively, the “Statutory Statements”), except, in each case, as has been cured or resolved to the satisfaction of such insurance regulatory authority without imposition of any material penalty.

(c) The Company has previously delivered or made available to the Parent true and complete copies of all annual Statutory Statements filed with Governmental Entities for WNFIC for the periods beginning January 1, 2012, and all quarterly Statutory Statements filed with Governmental Entities for WNFIC since January 1, 2012, each in the form (including exhibits, annexes and any amendments thereto) filed with the applicable insurance regulatory authority. The Statutory Statements were prepared in accordance with SAP prescribed or permitted by the Texas Department of Insurance (the “Insurance Regulator”) applied on a consistent basis and fairly present, in all material respects in accordance with SAP, the financial position of WNFIC, the admitted assets, liabilities, capital and surplus of WNFIC at their respective dates and the results of operations, changes in surplus and cash flows of such WNFIC at their respective dates thereof.

(d) The Statutory Statements complied in all material respects with all applicable Laws when filed or submitted and no material violation or deficiency has been asserted in writing (or, to the knowledge of Company, orally) by any Governmental Entity with respect to any of the Statutory Statements that have not been cured or otherwise resolved to the satisfaction of such Governmental Entity. The statutory balance sheets and income statements included in the annual Statutory Statements have been audited by WNFIC’s independent auditors, and the Company has delivered or made available to the Parent true and complete copies of all audit opinions related thereto for the periods beginning January 1, 2012 through the date hereof, in each case as filed with the applicable Insurance Regulator of WNFIC. Except as is indicated therein, all assets that are reflected on the Statutory Statements comply in all material respects with all applicable Laws regulating the investments of WNFIC and all applicable Laws with respect to admitted assets. The financial statements included in the Statutory Statements accurately reflect in all material respects the extent to which, pursuant to applicable Laws and SAP, WNFIC is entitled to take credit for reinsurance (or any local equivalent concept) on such Statutory Statements.

(e) The insurance policy reserves for claims, losses (including incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated) and unearned premium of WNFIC contained in the Statutory Statements for the nine (9) month period ended September 30, 2013 (A) were, to the extent applicable, determined in all material respects in accordance with generally accepted actuarial standards consistently applied (except as otherwise noted in the financial statements and notes thereto included in such financial statements), (B) satisfied the requirements of all applicable Laws in all material respects and (C) are adequate to cover in all material respects the estimated present value as of September 30, 2013 of all claims, losses (including incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated) and unearned premium of WNFIC (under generally accepted actuarial standards consistently applied) contained in the Statutory Statements for the nine (9) month period ended September 30, 2013.

(f) The Company has established a system of internal accounting controls that, in all material respects, are sufficient to provide reasonable assurance that: (i) transactions of the Group Companies are executed in accordance with general or specific authorizations of the Group Companies’ management or directors; (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and (iii) any unauthorized use, acquisition or disposition of any Group Company’s assets that would materially affect the Company’s consolidated financial statements would be prevented or timely detected.

3.06. Absence of Certain Developments; Undisclosed Liabilities.

(a) During the period from the date of the Latest Balance Sheet to the date of this Agreement, other than in connection with the Pre-Closing Transactions, none of the Group Companies has:

(i) suffered a Material Adverse Effect;

(ii) effected any recapitalization, reclassification, equity split or like change in its capitalization;

(iii) subjected any material portion of its properties or assets to any material Lien, except for Permitted Liens;

(iv) sold, assigned or transferred any material portion of its tangible assets, except in the ordinary course of business and except for sales of obsolete assets or assets with de minimis or no book value;

(v) sold, assigned or transferred any material Intellectual Property, except in the ordinary course of business;

(vi) made any material capital investment in, or any material loan to, any other Person, except in the ordinary course of business or pursuant to any existing agreement;

(vii) amended or authorized the amendment of its organizational documents;

(viii) except as required by GAAP, SAP or applicable Law, changed any of the accounting principles or practices used by the Group Companies;

(ix) suffered any material damage, destruction or other casualty loss with respect to material property owned by any Group Company that is not covered by insurance;

(x) except for issuances of replacement certificates for Units and except for issuance of new certificates for Units in connection with a transfer of Units by the holder thereof, issued, sold or delivered any of its equity securities or issued or sold any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any equity securities;

(xi) made any redemption or purchase of its equity interests (other than with respect to the repurchase of Units or other equity interests from former employees of a Group Company pursuant to existing agreements);

(xii) materially amended or voluntarily terminated (excluding any automatic termination pursuant to the terms of) any Material Contract other than in the ordinary course of business;

(xiii) made any material loan to, or entered into any other material transaction with, any of its managers, officers and employees outside the ordinary course of business except pursuant to any existing agreement or Company Employee Benefit Plan;

(xiv) instituted or settled any Action for more than $500,000;

(xv) canceled any material third party indebtedness owed to any Group Company;

(xvi) granted any material discounts, credits or rebates to any customer or supplier of any Group Company other than in the ordinary course of business;

(xvii) made or changed any material Tax election, changed an annual accounting period, adopted or changed any accounting method, filed any material Tax Return in a manner inconsistent with past practice, filed any amended Tax Return, failed to file any Income Tax Return or other material Tax Return when due (taking into account extensions if written notice thereof has been provided to Parent), failed to pay any material Tax when due, failed to accrue any material Tax in accordance with past custom, entered into any closing agreement, settled any material Tax claim or assessment relating to any of the Group Companies, surrendered any right to claim a refund of material Taxes, or consented to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to any of the Group Companies;

(xviii) conducted its cash management customs and practices other than in the ordinary course of business in all material respects (including with respect to collection of accounts receivable, purchases of inventory and supplies, repairs and maintenance, payment of accounts payable and accrued expenses, levels of capital expenditures and operation of cash management practices generally);

(xix) created, incurred, assumed or guaranteed any Indebtedness (including, without limitation, obligations in respect of capital leases), other than Indebtedness reflected on the Latest Balance Sheet; or

(xx) committed to do any of the foregoing.

(b) No Group Company has any Liability of a nature that would be required to be disclosed on a balance sheet prepared in accordance with GAAP (as in effect on the date hereof), except for Liabilities (a) accrued or specifically reserved against, in the Latest Balance Sheet, (b) incurred in the ordinary course of business since the date of the Latest Balance Sheet, (c) incurred in connection with this Agreement or the transactions contemplated hereby or (d) that would not have a Material Adverse Effect.

(c) Except as required by applicable Law and the insurance and reinsurance licenses maintained by WNFIC or as set forth in Schedule 3.06, WNFIC is not a party to any written agreements, memoranda of understanding, commitment letters or similar undertakings with any Governmental Entity with respect to WNFIC’s business, or is bound by any orders or directives by, or supervisory letters or cease-and-desist orders from, any Governmental Entity with respect to WNFIC’s business, and WNFIC has not adopted any board resolution at the request of any Governmental Entity that (i) limits the ability of WNFIC to issue or enter into insurance Contracts or other material reinsurance or retrocession treaties or agreements, slips, binders, cover notes or similar arrangements; (ii) requires any divestiture of any investment of WNFIC; (iii) in any manner relates to the ability of the WNFIC to pay dividends; (iv) requires any investment of WNFIC to be treated as non-admitted assets (or the local equivalent); or (v) otherwise restricts the conduct of WNFIC’s business.

3.07. Real Property.

(a) Schedule 3.07(a) contains a true and complete list of all leases, licenses, subleases and occupancy agreements, together with any material amendments thereto (the “Real Property Leases”), with respect to all real property leased, licensed, subleased or otherwise used or occupied by the Group Companies as of the date hereof (the “Leased Real Property”). To the Company’s knowledge, the Real Property Leases are in full force and effect, and a Group Company holds a valid and existing leasehold interest under each such Real Property Lease, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights Laws, and subject to Permitted Liens. The Company has delivered or made available to the Parent complete and accurate copies of each of the Real Property Leases, and none of such Real Property Leases have been modified as of the date hereof in any material respect, except to the extent that such modifications are disclosed by the copies delivered or made available to the Parent. No Group Company is in default in any material respect under any of the Real Property Leases. Except as would not be material to the Group Companies taken as a whole, to the Company’s knowledge, (i) all improvements on the Leased Real Property conform to all requirements contained in the associated lease and all applicable Laws and (ii) as of the date hereof, there are no studies, reports or notices indicating that any of the improvements on the Leased Real Property are defective in design or construction. Except as would not be material to the Group Companies taken as a whole, as of the date hereof, there are no pending or, to the Company’s knowledge, threatened condemnation, assessment, annexation or similar Actions affecting or relating to the Leased Real Property, or any portion thereof, and, to the Company’s knowledge, no such Action is contemplated by any Governmental Entity. The Group Companies have all easements and rights in respect of the Leased Real Property necessary to conduct their business as currently conducted, except for any failure to have such easements and rights that would not be material to Group Companies taken as a whole.

(b) No Group Company owns any real property.

3.08. Tax Matters.

(a) All Income Tax Returns and all other material Tax Returns required to have been filed by or with respect to each of the Group Companies have been timely filed (taking into account applicable extensions). All such Tax Returns were correct and complete in all material respects, and all income and other material Taxes due and owing by any of the Group Companies (whether or not shown on any Tax Return) have been paid. None of the Group Companies has received any written notice of proposed adjustment, deficiency or underpayment of any Taxes, other than a proposed adjustment, deficiency or underpayment that has been satisfied by payment or settlement, or withdrawn. No written claim has been made within the past six (6) years by a Tax authority in a jurisdiction where any of the Group Companies does not file Tax Returns that any of the Group Companies is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes upon any of the assets of any of the Group Companies.

(b) Schedule 3.08(b) lists all U.S. federal Income Tax Returns and other material Tax Returns filed by the Group Companies for taxable periods ended on or after December 31, 2011, and indicates those Tax Returns that currently are the subject of audit. The Company has made available to Parent copies of (i) all federal Income Tax Returns and other material Tax Returns for the Group Companies and (ii) all examination reports and statements of deficiencies with respect to such Tax Returns filed by, assessed against or agreed to by any of the Group Companies since December 31, 2011.

(c) There are no pending audits, examinations, investigations or other proceedings by any taxing authority with respect to any of the Group Companies, and none of the Group Companies has received any written notice that such an audit, examination, investigation or other proceeding is or may be threatened.

(d) None of the Group Companies currently is the beneficiary of any extension of time within which to file any material Tax Return, has waived any statute of limitations with respect to Taxes that currently are in effect, or has agreed to any extension of time with respect to any Tax assessment or deficiency that currently is in effect.

(e) Except as set forth on Schedule 3.08(e), none of the Group Companies is a party to or bound by any tax sharing agreement.

(f) None of the Group Companies (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local, or foreign law), as a transferee or successor, or by contract (other than commercial lending arrangements or contracts entered into in the ordinary course of business).

(g) None of the Group Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; or (iii) election under Section 108(i) of the Code.

(h) Within the past three (3) years, none of the Group Companies has distributed capital stock of another Person, or has had its capital stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(i) None of the Group Companies has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) None of the Group Companies is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code.

(k) Schedule 3.08(k) sets forth, as of the date hereof, the entity classification of each of the Group Companies for U.S. federal income tax purposes, and the effective date of the election classification election, if any, of each such Group Company.

(l) Neither the anti-churning rules of Section 197(f)(9) of the Code, the Treasury Regulations thereunder, or any corresponding or similar provision of Law presently limit the entitlement of the Group Companies to amortization deductions under Section 197(a) of the Code (and any corresponding or similar provision of Law).

(m) This Section 3.08 constitutes the sole and exclusive representations and warranties of the Group Companies with respect to Taxes related to the Group Companies, and no other representation or warranty contained in any other section of this Agreement shall apply to any such Tax matters and no other representation or warranty, express or implied, is being made with respect thereto.

3.09. Contracts and Commitments.

(a) Except as set forth on Schedule 3.09(a) or as would constitute a Company Employee Benefit Plan, as of the date hereof, no Group Company is party to any:

(i) material Contract or indenture relating to the borrowing of money;

(ii) material guaranty of any obligation for borrowed money or other material guaranty;

(iii) Contracts relating to any completed material business acquisition or disposition by any Group Company within the last two (2) years;

(iv) lease or Contract under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $250,000 (excluding the Real Property Leases);

(v) lease or Contract under which it is lessor of or permits any third party to hold or operate any personal property for which the annual rental exceeds $250,000 (excluding the Real Property Leases);

(vi) Contract or group of related Contracts with the same party for the purchase of products or services that (x) is not terminable by the Group Companies upon thirty (30) days notice or less and (y) provides for annual payments by a Group Company in excess of $250,000 during the trailing twelve (12) month period ending on the date of the Latest Balance Sheet;

(vii) material license or royalty Contract relating to the use of any third party intellectual property (other than commercially available software);

(viii) Contract including covenants not to compete;

(ix) collective bargaining Contract or other Contract with any labor union;

(x) Contract requiring an annual or lump-sum payment of $500,000 or more for the employment of any officer, individual employee or other Person on a full-time or consulting basis or any severance agreements;

(xi) Contract with any Affiliate, or current or former officer or director, of any Group Company;

(xii) Contract pursuant to which any assets or properties of the Group Companies are subject to any Lien, other than Permitted Liens;

(xiii) Contract with any Governmental Entity (other than a Contract entered into in the ordinary course of business);

(xiv) Contract that provides for any joint venture, partnership or similar arrangement with a Group Company; or

(xv) any Contract that provides for earn-outs or other contingent obligations to be paid by any Group Company.

(b) The Parent either has been supplied with, or has been given access to, a true and correct copy of all written Contracts that are referred to on Schedule 3.09(a) (collectively, the “Material Contracts”). Except as would not be material to the Group Companies taken as a whole, each Material Contract (assuming due power and authority of, and due execution and delivery by, the other party or parties thereto) is valid and binding on each Group Company that is a party thereto, as applicable, and is in full force and effect.

(c) Except as would not be material to the Group Companies taken as a whole, (i) no Group Company has violated or breached, or committed any default under, any Material Contract; (ii) to the knowledge of the Company, as of the date of this Agreement, no other Person has violated or breached, or committed any material default under, any Material Contract; and (iii) as of the date hereof, no event has occurred and is continuing through any Group Company’s actions or inactions that will result in a violation or breach of any of the provisions of any Material Contract.

3.10. Intellectual Property.

(a) All material patents, registrations and applications pertaining to Intellectual Property owned by any Group Company as of the date hereof are set forth on Schedule 3.10. Except for any nonconformance with clauses (A), (B), (C) and (D) below that would not have a Material Adverse Effect: (A) the Company and/or its Subsidiaries, as the case may be, own or have the right to use all Intellectual Property; (B) during the two (2) year period prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notices of material infringement or misappropriation from any third party with respect to any third party intellectual property; (C) to the Company’s knowledge, no Group Company is currently infringing on the intellectual property of any other Person; and (D) all registered or issued Intellectual Property rights are valid, subsisting and enforceable. The Company takes commercially reasonable steps to maintain the confidentiality of its material trade secrets.

(b) All employees and consultants of any Group Company who contributed to the discovery, creation or development of any material Intellectual Property used or held for use in the conduct of the business of any Group Company did so either (A) within the scope of his or her employment such that, in accordance with applicable Law, all Intellectual Property arising therefrom became the property of a Group Company, or (B) pursuant to written agreements assigning all Intellectual Property rights arising therefrom to a Group Company.

(c) As of the date hereof, the use and dissemination by any of the Group Companies of any and all data and information concerning consumers of its services or users of any websites operated by any Group Company is in compliance in all material respects with all applicable privacy policies, terms of use and applicable Law. The Group Companies use commercially reasonable measures to protect the secrecy of consumer information that they collect and maintain, including all consumer credit card information. There have been no breaches to the security of the systems of any Company and no unauthorized Person has obtained access to such consumer information, except as would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect.

(d) Schedule 3.10 sets forth a correct and complete list of all material software, databases, applications and programs owned or purported to be owned by the Group Companies (the “Proprietary Software”). The Group Companies own all right, title and interest in and to all versions of the Proprietary Software. The source code for all Proprietary Software is maintained in confidence and has not been disclosed to any third party. To the knowledge of the Company, none of the Proprietary Software includes any timer, clock, counter, virus or other limiting design, routine or instructions: (i) which have destructive capabilities; (ii) which could cause the Proprietary Software (or any portion thereof) to become erased, inoperable or otherwise incapable of being used in the manner for which it was designed; (iii) which would render any hardware or software inoperable; or (iv) which would cause data to become damaged or removed. To the extent any Group Company uses, or the Proprietary Software incorporates, any “open source,” “copyleft,” or similar software, or any Group Company is a party to “open” or “public source” or similar licenses, such Group Company is in material compliance with the terms of any such licenses.

(e) Schedule 3.10 sets forth a correct and complete list of: (i) all material software other than Proprietary Software used by the Group Companies (other than commercially-available, off-the-shelf software) (the “Licensed Software”) and (ii) all agreements pertaining to the Proprietary Software and Licensed Software. Except as set forth on Schedule 3.10, no Person has been granted any right to use any Proprietary Software. The Companies have written agreements related to all Licensed Software.

3.11. Litigation. As of the date hereof, there is no legal action, suit, arbitration, claim or proceeding (whether federal, state, local or foreign, and excluding actions pursuing claims for insurance under policies or contracts of insurance or reinsurance written or assumed by WNFIC within applicable policy limits) (“Action”) pending, at Law or in equity, or before or by any Governmental Entity, or threatened in writing against any Group Company or their respective properties, assets or business, that would reasonably be expected to be material to the Group Companies taken as a whole. No Group Company is subject to any settlement, stipulation, order, writ, judgment, injunction, decree, ruling, determination or award of any court or of any Governmental Entity (“Order”) that would reasonably be expected to be material to the Group Companies taken as a whole.

3.12. Governmental Consents, etc. Except for (i) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and (ii) filings with, and approval of, the insurance regulatory authorities in the jurisdictions listed in Schedule 3.12 (collectively, the “Company Transaction Approvals” and together with the Parent Transaction Approvals, the “Transaction Approvals”), no Group Company is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including, for the avoidance of doubt, the Pre-Closing Transactions). No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required to be obtained by any Group Company in connection with the execution, delivery or performance of this Agreement or the consummation by the Company of any transaction contemplated hereby, except for such filings or notices the failure of which to make would not be material to the Group Companies taken as a whole.

3.13. Employee Benefit Plans.

(a) Schedule 3.13(a) sets forth, as of the date hereof, each material Company Employee Benefit Plan. With respect to each material Company Employee Benefit Plans, true and complete copies of each of the following have, to the extent applicable, been provided or made available to the Parent or its representatives prior to the date hereof: (i) all material documents, amendments and modifications to such Company Employee Benefit Plan (or, with respect to any material Company Employee Benefit Plan that is not in writing, a written description of the terms thereof), (ii) all material employee communications (including all summary plan descriptions and summaries of material modifications), (iii) the most recent annual reports (Form Series 5500), if any, required under ERISA or the Code, (iv) the most recent financial and actuarial report (if applicable), (v) all material written contracts, instruments or agreements relating to such Company Employee Benefit Plan, including administrative service agreements and group insurance contracts, (vi) the most recent IRS determination or opinion letter issued with respect to each such Company Employee Benefit Plan intended to be qualified under Section 401(a) of the Code, and (vii) all material correspondence with the Department of Labor or the IRS.

(b) The Company Employee Benefit Plans are and have been administered in compliance with their terms and with the requirements of ERISA, the Code and all other applicable Law, except to the extent that noncompliance would not have a Material Adverse Effect.

(c) No Group Company by reason of its affiliation with any member of such Group Company’s “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Section 414(b), (c), (m) or (o) of the Code) has incurred or is reasonably expected to incur, any Tax, fine, Lien, penalty or other Liability imposed by ERISA, the Code or other applicable Law except as would not have a Company Material Adverse Effect. Each Company Employee Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter upon which it may rely regarding its qualified status under the Code or can rely on an opinion letter as to its qualification and such letter or opinion has not been revoked, and to the knowledge of the Company, nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification. To the knowledge of the Company, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA) has occurred with respect to any Company Employee Benefit Plan that could reasonably be expected to result in material liability to the Group Companies. No Company Employee Benefit Plan is (i) subject to Title IV of ERISA, (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer welfare benefit arrangement” (within the meaning of Section 3(40) of ERISA), or (iv) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) and neither any Group Company nor any member of its Controlled Group has at any time in the past six (6) years sponsored or contributed to, or has any liability or obligation in respect of, any such arrangement that has not been satisfied in full.

(d) All payments required to be made by any Group Company pursuant to the terms of a Company Employee Benefit Plan or by any Law governing a Company Employee Benefit Plan (including all contributions, insurance premiums or intercompany charges) with respect to all periods through the date hereof have been made or provided for in all material respects by the appropriate Group Company in accordance with and within the time period prescribed by the provisions of such Company Employee Benefit Plan, applicable Law and GAAP. No trust funding any Company Employee Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(e) As of the date hereof, no proceeding is pending or, to the knowledge of the Company, has been threatened in writing against any of the Company Employee Benefit Plans (other than routine claims for benefits and appeals of such claims), or to the knowledge of the Company, any trustee or fiduciary thereof, or any of the assets of any trust of any of the Company Employee Benefit Plans. None of the Group Companies have received any notice of an audit or investigation by the IRS, Department of Labor or any other Governmental Entity with respect to any Company Employee Benefit Plan, and no such completed audit, if any, has resulted in the imposition of any material liability that remains unsatisfied. As of the date hereof, no corrective action or filing under any voluntary correction program of the IRS or the Department of Labor is either pending or planned with respect to any of the Company Employee Benefit Plans.

(f) No Company Employee Benefit Plan promises or provides post-retirement health and welfare benefits to any current or former employee of any Group Company, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other applicable Law or pursuant to the terms of an employment, separation or similar agreement providing for coverage for a limited period of time following a termination of employment.

(g) With respect to any Company Employee Benefit Plan that constitutes a “nonqualified deferred compensation plan (as defined in Section 409A(d)(1) of the Code), none of the Group Companies have been required to report to any Governmental Entity any corrections made or taxes due as a result of a failure to comply with Section 409A of the Code.

(h) Except as set forth on Schedule 3.13(h), neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former employee, consultant or director of any Group Company to any payment of compensation; (ii) increase the amount of compensation or benefits due to any such individual; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit; (iv) result in any limitation on the right of any Group Company to amend, merge, terminate or receive a reversion of assets from any Company Employee Benefit Plan or related trust, or (v) require the funding of any trust or other funding vehicle. No Group Company has any indemnity or “gross-up” obligation to any individual with respect to any Tax, penalty or interest under Section 4999 or Section 409A of the Code.

3.14. Insurance Coverage. Schedule 3.14 lists each material insurance policy maintained by the Group Companies as of the date hereof that provides coverage for one or more of the Group Companies. All such insurance policies of the Group Companies are in full force and effect, and no Group Company is in material default with respect to its obligations under any of such insurance policies, except for such failure to be in full force and effect and for such defaults that would not be material to the Group Companies taken as a whole.

3.15. Compliance with Laws. As of the date hereof, and within the two (2) year period prior to the date hereof, each of the Group Companies is in compliance with all applicable Laws, except where the failure to comply would not be material to the Group Companies taken as a whole. As of the date hereof, no Group Company has received any notice alleging a violation of any applicable Laws, which violation would be material to the Group Companies taken as a whole. As of the date hereof, all approvals, filings, permits and licenses of Governmental Entities (collectively, “Permits”) required to conduct the business of the Group Companies are in the possession of the Group Companies, are in full force and effect and are being complied with, except for such Permits the failure of which to be in the possession or be in compliance with would not be material to the Group Companies taken as a whole. As of the date hereof, there is no material investigation, proceeding or disciplinary action (including fines) currently pending, or to the knowledge of the Company, threatened in writing against any Group Company by a Governmental Entity.

3.16. Environmental Compliance and Conditions.

(a) Each Group Company has obtained and possesses all material Permits required under federal, state and local Laws and regulations concerning occupational health and safety, pollution or protection of the environment, including all such Laws and regulations relating to the emission, discharge, release or threatened release of any chemicals, petroleum, pollutants, contaminants or hazardous or toxic materials, substances or wastes into ambient air, surface water, groundwater or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any chemicals, petroleum, pollutants, contaminants or hazardous or toxic materials, substances or waste (“Environmental and Safety Requirements”), except where the failure to possess such licenses, permits and authorizations would not be material to the Group Companies taken as a whole.

(b) Each Group Company is in compliance with all terms and conditions of such Permits and is also in compliance with all other Environmental and Safety Requirements or any written notice or demand letter issued, entered, promulgated or approved thereunder, except where the failure to comply would not be material to the Group Companies taken as a whole.

(c) No Group Company has received, within the two (2) year period prior to the date hereof, any written notice of violations or liabilities arising under Environmental and Safety Requirements, including any investigatory, remedial or corrective obligation, relating to the Company, its Subsidiaries or their facilities and arising under Environmental and Safety Requirements, the subject of which is unresolved and which would be material to the Group Companies taken as a whole.

3.17. Affiliated Transactions. No officer, member of the board of directors (or equivalent governing body) or Affiliate of any Group Company or any individual in such officer’s or director’s immediate family is a party to any Contract or transaction with any Group Company or has any interest in any property used by any Group Company.

3.18. Employees.

(a) Each Group Company is in compliance with all applicable Laws, Contracts, policies, plans and programs relating to employment, employment practices, wages, hours, collective bargaining, unemployment insurance, worker’s compensation, equal employment opportunity, age and disability discrimination, the payment withholding of Taxes, and the termination of employment, including, but not limited to, any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 and similar state or local Law, except where the failure to comply would not be material to the Group Companies taken as a whole. There are no material complaints, charges or claims against any Group Company pending or, to the knowledge of the Company, threatened to be brought or filed with any public or governmental authority, arbitrator or court based on, arising out of, in connection with, or otherwise relating to the employment of, or termination of employment by, any Group Company of any individual. Each Group Company, as applicable, has complied with all applicable foreign, federal, state and local Laws and regulations regarding occupational safety and health standards, except where the failure to comply would not be material to the Group Companies taken as a whole.

(b) No Group Company is a party to any collective bargaining agreement or other Contract with any labor organization or other representative of any Group Company’s employees, nor is any such Contract presently being negotiated, nor, to the knowledge of the Company, are there any campaigns being conducted to solicit cards from employees of any Group Company to authorize representation by any labor organization.

(c) Except where the failure to comply would not be material to the Group Companies taken as a whole, each employee of the Group Companies was, at the time such employee offered, marketed, produced, managed or adjusted any insurance business, duly licensed to conduct such business as required by Law (for the type of business written, marketed, sold or produced by such employee, as applicable) in the particular jurisdiction in which such employee wrote, sold or produced such business.

(d) Except where the failure to comply would not be material to the Group Companies taken as a whole, no employee of the Group Companies has violated (or with or without notice or the lapse of time or both, would have violated) in any material respect any term or provision of any Law applicable to the offering, marketing, production, adjusting or underwriting of the business of WRMAI.

3.19. Insurance Regulatory Matters.

(a) The Company has made available to the Parent: (A) copies of all reports, statements, certifications and registrations (including registrations with the Insurance Regulator as a member of an insurance holding company system) and any supplements or amendments thereto filed since January 1, 2012 by WNFIC with the Insurance Regulator and (B) copies of all financial examination, market conduct examination reports and similar examinations of the Insurance Regulator with respect to WNFIC issued since January 1, 2012.

(b) Since January 1, 2012, WNFIC has filed all reports, statements, documents, registrations, filings and submissions required to be filed by WNFIC with the Insurance Regulator except to the extent that the failure to file would not, individually or in the aggregate, be material to the Group Companies taken as a whole.

(c) As of the date hereof, WNFIC is not subject to any pending financial examination or market conduct examination.

(d) No violations relating to WNFIC have been asserted in writing by any Governmental Entity, other than any violation that has been cured or otherwise resolved to the satisfaction of such Governmental Entity, is no longer being pursued by such Governmental Entity following a response by WNFIC or would not, individually or in the aggregate, reasonably be expected to result in (A) a fine or (B) a restriction with respect to the conduct of the federal flood business of the Group Companies as currently conducted, in either case that would be material to the Group Companies taken as a whole.

(e) As of the date hereof, there are no material unpaid claims or assessments made against WNFIC by any state insurance guaranty associations or similar organizations in connection with such association’s insurance guarantee fund.

(f) All Producer Agreements entered into by WNFIC are, to the extent required by applicable Law, on forms acceptable in all material respects to all applicable insurance departments or that have been filed with and approved by all applicable insurance departments or were not objected to by any such insurance department within any period provided for objection.

(g) The underwriting standards utilized by WNFIC with respect to NFIP flood insurance issued by WNFIC conform in all material respects to the standards, ratings and other requirements of the NFIP.

(h) WNFIC is not “commercially domiciled” under the applicable Laws of any jurisdiction or is otherwise treated as domiciled in a jurisdiction other than its respective jurisdiction of organization.

3.20. Insurance Contracts.

(a) To the extent required under applicable Law, all policies, binders, slips, certificates and other agreements of insurance (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith) that are issued by WNFIC (the “Insurance Contracts”) and any and all marketing materials relating to WNFIC, are on forms approved by the Insurance Regulator or that have been filed and not objected to by such Insurance Regulator within the period provided for objection, and such forms comply with applicable Law and, as to premium rates that are required to be filed with, or approved by, the Insurance Regulator, the premiums charged conform to the filed or approved rates, as applicable, and are in compliance with applicable Law, in each case except as would not have a Material Adverse Effect.

(b) As of the date hereof, and within the two (2) year period prior to the date hereof, in connection with the marketing, selling and issuing of Insurance Contracts, WNFIC is in compliance with all applicable Laws, all applicable orders and directives of the Insurance Regulator and all market conduct recommendations resulting from market conduct or other examinations of the Insurance Regulator in the respective jurisdictions in which such products have been marketed, issued or sold, except where the failure to comply would not be material to the Group Companies taken as a whole.

3.21. Producers.

(a) Schedule 3.21 lists each Producer that accounts for 10% or more of the policy processing revenue generated from the writing of the business of any of the Group Companies or WRMAI for the fiscal year ended December 31, 2012.

(b) To the knowledge of the Company, except as would not be material to the Group Companies taken as a whole, (i) each such Producer, at any time that it wrote, sold or produced business for any of the Group Companies or WRMAI, was duly licensed, authorized and required or permitted by law to be appointed (for the type of business written, sold, or produced by such Producer) in the particular jurisdiction in which such Producer wrote, sold, or produced such business, and (ii) no such Producer has violated (or with or without notice or the lapse of time or both, would have violated) any term or provision of Law relating to the marketing, writing, sale, or production of the business for any of the Group Companies or WRMAI.

(c) (i) Except as would not be material to the Group Companies taken as a whole, each contract with any Producer relating to the business for any of the Group Companies or WRMAI (the “Producer Agreements”) is valid and binding against such Group

Company or WRMAI and, to the knowledge of the Company, such Producer in accordance with its terms, and (ii) to the knowledge of the Company, none of such Producers is in default with respect to any such Producer Agreement.

3.22. Brokerage. Except for fees and expenses of Persons listed on Schedule 3.22, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any agreement made by or on behalf of the Company for which the Parent or the Surviving Company would be liable following the Closing.

3.23. No Other Representations or Warranties. NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE III, NO GROUP COMPANY OR AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE GROUP COMPANIES OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE PARENT, THE MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE III, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE COMPANY.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE PARENT AND THE MERGER SUB

The Parent and the Merger Sub, jointly and severally, represent and warrant to the Company that:

4.01. Organization and Power. The Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. The Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full limited liability company power and authority to enter into this Agreement and perform its obligations hereunder. There are no pending, or to the knowledge of the Parent, threatened, action for the dissolution, liquidation or insolvency of either the Parent or the Merger Sub.

4.02. Authorization. The execution, delivery and performance of this Agreement and the Blocker Purchase Agreements by the Parent and, as applicable, the Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate or limited liability company action, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement and the Blocker Purchase Agreements. This Agreement and the Blocker Purchase Agreements have been duly executed and delivered by the Parent and, as applicable, the Merger Sub and, assuming that this Agreement is a valid and binding obligation of the Company and that the Blocker Purchase Agreements are the valid and binding obligations of Aquiline and New York Life, respectively, this Agreement and the Blocker Purchase Agreements constitute valid and binding obligations of the Parent and, as applicable, the Merger Sub, enforceable in accordance with their respective terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

4.03. No Violation. Neither the Parent nor the Merger Sub is subject to or obligated under its certificate or articles of incorporation, its bylaws (or similar organizational documents), any applicable Law, or any material Contract, or any Permit, or subject to any Order, which would be breached or violated in any material respect by the Parent’s or the Merger Sub’s execution, delivery or performance of this Agreement or the Blocker Purchase Agreements or the consummation of the transactions contemplated hereby or thereby.

4.04. Governmental Consents, etc. Except for the applicable requirements of the HSR Act and filings with, and approval of, the insurance regulatory authorities in the jurisdictions listed in Schedule 4.04 of the Parent Disclosure Schedules (the “Parent Transaction Approvals”) neither the Parent nor the Merger Sub is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby or by the Blocker Purchase Agreements. No consent, approval or authorization of any Governmental Entity or any other party or Person is required to be obtained by the Parent or the Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or by the Blocker Purchase Agreements.

4.05. Litigation. As of the date hereof, there is no Action pending or, to the Parent’s knowledge, threatened against the Parent or the Merger Sub at Law or in equity, or before or by any Governmental Entity, which would have a Parent Material Adverse Effect. The Parent and/or the Merger Sub are not subject to any outstanding Order that would have a Parent Material Adverse Effect.

4.06. Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement or the Blocker Purchase Agreements based on any agreement made by or on behalf of the Parent or the Merger Sub.

4.07. Financing. The Parent has and shall have at the Closing sufficient cash and/or available lines of credit under its existing credit facilities (the “Parent Credit Facilities”) to make payment of all amounts to be paid by it hereunder and under the Blocker Purchase Agreements on and after the Closing Date. The obligations of the Parent and, as applicable, the Merger Sub under this Agreement and the Blocker Purchase Agreements are not subject to any conditions regarding the Parent’s, the Merger Sub’s, their respective Affiliates’ or any other Person’s ability to obtain any financing for the consummation of the transactions contemplated hereby or by the Blocker Purchase Agreements.

4.08. Purpose. The Merger Sub is a newly organized corporation, formed solely for the purpose of engaging in the transactions contemplated by this Agreement. The Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. The Merger Sub is a wholly owned Subsidiary of the Parent.

4.09. Solvency. Immediately after giving effect to the transactions contemplated by this Agreement and the Blocker Purchase Agreements, the Surviving Company and each of its Subsidiaries shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent Liabilities). Immediately after giving effect to the transactions contemplated by this Agreement and the Blocker Purchase Agreements, the Surviving Company and each of its Subsidiaries shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement or the Blocker Purchase Agreements with the intent to hinder, delay or defraud either present or future creditors of any Group Company.

4.10. Parent Entity. As of the date hereof, and at all times prior to the Effective Time, the Parent is and shall be the “ultimate parent entity” (as determined in accordance with the HSR Act and the rules promulgated thereunder) of Parent and Merger Sub.

4.11. No Other Representations.

(a) NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE PARENT AND THE MERGER SUB IN THIS ARTICLE IV, NO OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE PARENT OR THE MERGER SUB. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE PARENT AND THE MERGER SUB IN THIS ARTICLE IV, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE PARENT AND THE MERGER SUB.

(b) In entering into this Agreement, each of the Parent and the Merger Sub has relied solely upon its own investigation and analysis and the representations and warranties of the Company expressly contained in Article III, and each of the Parent and the Merger Sub acknowledges that, other than as set forth in this Agreement and in the certificates or other instruments delivered pursuant hereto, none of the Group Companies or any of their respective Affiliates or representatives makes or has made any representation or warranty, either express or implied, (a) as to the accuracy or completeness of any of the information provided or made available to the Parent, the Merger Sub or any of their respective Affiliates or representatives prior to the execution of this Agreement or (b) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), prospects, future cash flows (or any component thereof) or future financial condition (or any component thereof) of any Group Company, in each case heretofore or hereafter delivered to or made available to the Parent, the Merger Sub or any of their respective Affiliates or representatives.

ARTICLE V

COVENANTS OF THE COMPANY

5.01. Conduct of the Business. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, except (i) as set forth on Schedule 5.01 of the Company Disclosure Schedules, (ii) if the Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed, provided Parent shall have discretion to consider the impact of any and all actions and the impact of such actions on the value of each of the Group Companies) or (iii) as otherwise contemplated or required by this Agreement (including, for the avoidance of doubt, the Pre-Closing Transactions and any actions deemed necessary in connection therewith), (1) the Company shall use its commercially reasonable efforts to conduct its business and the businesses of its Subsidiaries in the ordinary course of business and preserve the current business operations and organization of the Group Companies and the goodwill of their suppliers, customers and others having business relationships with them; provided, that, notwithstanding the foregoing or clause (2) of this Section 5.01, the Group Companies may use available cash to repay any indebtedness or to make one or more cash dividends from time to time on or prior to the Closing solely (A) to the extent necessary to pay tax distributions as contemplated by the Company LLC Agreement or (B) to the extent that such cash dividend will not cause the Net Working Capital to be less than the Target Net Working Capital Amount and (2) the Company shall not, and shall not permit any of its Subsidiaries to:

(a) except for issuances of replacement certificates for Units and except for issuance of new certificates for Units in connection with a transfer of Units by the holder thereof, issue, sell or deliver any of its or any of its Subsidiaries’ equity securities or issue or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any of its or any of its Subsidiaries’ equity securities;

(b) effect any recapitalization, reclassification, equity split or like change in its capitalization;

(c) amend its Organizational Documents or any of its Subsidiaries’ organizational documents;

(d) make any redemption or purchase of its or any of its Subsidiaries’ equity interests (other than with respect to the repurchase of Units or other equity interests from former employees of a Group Company pursuant to existing agreements);

(e) sell, assign or transfer any material portion of its tangible assets, except in the ordinary course of business and except for sales of obsolete assets or assets with de minimis or no book value;

(f) sell, assign, transfer or exclusively license any material Intellectual Property, except in the ordinary course of business;

(g) materially amend or voluntarily terminate (excluding any automatic termination pursuant to the terms of) any Material Contract other than in the ordinary course of business;

(h) make any material capital investment in, or any material loan to, any other Person, except in the ordinary course of business or pursuant to any existing agreement or budget;

(i) make any material capital expenditures or commitments therefor, except (x) in the ordinary course of business and (y) for such capital expenditures or commitments therefor that are reflected in the Company’s current budget;

(j) make any material loan to, or enter into any other material transaction with, any of its managers, officers and employees outside the ordinary course of business except pursuant to any agreement set forth on the Company Disclosure Schedules;

(k) except in the ordinary course of business or as required under the terms of any Company Employee Benefit Plan, in each case as in effect on the date hereof, (1) grant or announce any incentive awards or any increase in the salaries, bonuses or other compensation and benefits payable by a Group Company to any of its employees, officers, managers, directors or other service providers; (2) materially increase the benefits under any Company Employee Benefit Plan; (3) enter into or amend any employment, change in control, severance, retention or similar Contract with any officer, employee, consultant or other agent of any Group Company (other than offer letters providing for at-will employment without post-termination obligations with newly-hired employees who are hired in the ordinary course of business); or (4) terminate or materially amend any Company Employee Benefit Plan or adopt any arrangement for the current or future benefit or welfare of any officer or employee of any Group Company that would be a Company Employee Benefit Plan if it were in existence as of the date hereof;

(l) commence or settle any material claim, action or proceeding;

(m) cancel any material third party indebtedness owed to any Group Company;

(n) grant any material discounts, credits or rebates to any customer or supplier of any Group Company other than in the ordinary course of business;

(o) except as required by GAAP, SAP or applicable Law, change any of the accounting principles or practices used by the Group Companies;

(p) make or change any material Tax election, change an annual accounting period, adopt or change any accounting method, file any material Tax Return in a manner inconsistent with past practice, file any amended Tax Return, fail to file any Income Tax Return or other material Tax Return when due (taking into account extensions if written notice thereof has been provided to Parent), fail to pay any material Tax when due, fail to accrue any material Tax in accordance with past custom, enter into any closing agreement, settle any material Tax claim or assessment relating to any of the Group Companies, surrender any right to claim a refund of material Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to any of the Group Companies, if such election, adoption, change, amendment, agreement, settlement, surrender, consent, filing, failure or other action would have the effect of materially increasing the Tax liability of any of the Group Companies after the Closing Date or could materially adversely affect Parent or its Affiliates (including the Group Companies);

(q) conduct its cash management customs and practices other than in the ordinary course of business in all material respects (including with respect to collection of accounts receivable, purchases of inventory and supplies, repairs and maintenance, payment of accounts payable and accrued expenses, levels of capital expenditures and operation of cash management practices generally);

(r) institute or settle any Action for more than $1,000,000; or

(s) commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Parent or the Merger Sub, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Closing and (x) no action by any Group Company with respect to matters specifically addressed by any other provision of this Section 5.01 shall be deemed a breach of this Section 5.01 or any other provisions of this Agreement, unless such action would constitute a breach of one or more of such other provisions and (y) the Group Companies’ failure to take any action prohibited by this Section 5.01 shall not be a breach of this Section 5.01 or any other provisions of this Agreement.

5.02. Access to Books and Records. Subject to Section 6.06, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company shall provide the Parent and its authorized representatives reasonably acceptable to the Company (the “Parent’s Representatives”) with reasonable access during normal business hours, and upon reasonable notice, to the offices, properties, senior personnel, and all financial books and records of the Group Companies in order for the Parent to have the opportunity to make such investigation as it shall reasonably desire in connection with the consummation of the transactions contemplated hereby; provided, however, that in exercising access rights under this Section 5.02, the Parent and the Parent’s Representatives shall not be permitted to interfere unreasonably with the conduct of the business of any Group Company. The Parent shall indemnify and hold harmless the Group Companies from and against any Losses that may be incurred by any of them arising out of or related to the use, storage or handling of (i) any personally identifiable information relating to employees, providers or customers of any Group Company and (ii) any other information that is protected by applicable Law (including privacy Laws) or Contract and to which the Parent or the Parent’s Representatives are afforded access pursuant to the terms of this Agreement. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it would require any Group Company to disclose information subject to attorney-client privilege or attorney work product privilege, conflict with any third party confidentiality obligations to which any Group Company is bound, or violate any applicable Law. The Parent acknowledges that the Parent is and remains bound by the Confidentiality Agreement between the Parent and the Company dated November 15, 2013 (the “Confidentiality Agreement”). Notwithstanding anything contained herein to the contrary, no access or examination provided pursuant to this Section 5.02 shall qualify or limit any representation or warranty set forth herein or the conditions to Closing set forth in Section 7.01(a).

5.03. Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company shall use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not a waiver, of the closing conditions set forth in Section 7.02).

(b) In furtherance of Section 5.03(a), the Company shall promptly (and in any event within twenty (20) Business Days) after the date hereof, in cooperation in good faith with the Parent, make or cause to be made all filings and submissions with the relevant insurance regulators in connection with the consummation of the transactions contemplated herein in accordance with and as set forth in Schedule 5.03(b) of the Company Disclosure Schedules.

(c) Notwithstanding anything in this Section 5.03 or otherwise in this Agreement to the contrary, in connection with the Pre-Closing Transactions, the Company shall not be required to seek any dividend or other transfer of surplus from WNFIC to WRM America Intermediate Holding Company, Inc. to the extent that it would reasonably be expected to (i) delay, in any material respect, the timing or likelihood of the Closing, (ii) cause the WNFIC Statutory Surplus as of the Closing Date to be less than $7,500,000 or any greater amount necessary to allow the Company and its Affiliates to continue to operate the business of the Company and its Affiliates if the Closing does not occur or (iii) violate any applicable Law or cause any member of the Board of Directors of WNFIC, the Company or any of their respective Affiliates to breach any fiduciary duty. For purposes of this Agreement, the term “Pre-Closing Transactions” (including the phrase “after giving effect to the Pre-Closing Transactions”) shall mean, with respect to the dividend or other transfer of any surplus from WNFIC to WRM America Intermediate Holding Company, Inc. as contemplated by Annex A, the amount of surplus actually transferred after giving effect to the limitations set forth in this Section 5.03.

5.04. Exclusive Dealing. Except in connection with any issuance permitted under Section 5.01(a), during the period from the date of this Agreement through the Closing or the earlier termination of this Agreement, neither the Company nor the Representative shall take any action, directly or indirectly, to initiate, solicit or engage in discussions or negotiations with, or provide any information to, any Person (other than the Parent and the Parent’s Representatives) concerning any purchase of a majority of the outstanding Units or any merger, sale of substantially all of the assets of the Group Companies or similar transactions involving the Group Companies (other than assets sold in the ordinary course of business) (each such transaction, an “Acquisition Transaction”); provided that this Section 5.04 shall not apply to the Company or the Representative in connection with Securityholder communications related to the transactions contemplated by this Agreement. The Company shall, and shall cause its

Subsidiaries to, cease and cause to be terminated any existing discussions, communications or negotiations with any Person (other than the Parent and its authorized Representatives) conducted heretofore with respect to any Acquisition Transaction.

5.05. Payoff Letters and Lien Releases. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Company shall use commercially reasonable efforts to deliver to the Parent customary payoff letters in connection with the repayment of the Indebtedness outstanding under the Credit Agreement in accordance with Section 2.03(f) and to make arrangements for the holders of such Indebtedness to deliver, subject to the receipt of the applicable payoff amounts, customary Lien releases to the Parent as soon as practicable after the Closing.

5.06. Written Consent. Promptly following the execution and delivery of this Agreement, the Company shall deliver to the Parent the Written Consent.

5.07. Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if the Company becomes aware of, or there occurs after the date of this Agreement, any fact or condition that constitutes a breach of any representation or warranty made by the Company in Article III or of any covenant that would cause the conditions set forth in Section 7.01(a) or Section 7.01(b), as applicable, not to be satisfied as of the Closing Date, the Company shall disclose to the Parent such breach. Notwithstanding any provision in this Agreement to the contrary, unless the Parent provides the Company with a termination notice within ten (10) Business Days after disclosure of such breach by the Company (which termination notice may only be delivered if the Parent is entitled to terminate the Agreement pursuant to Section 9.01(c)), the Parent shall be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement pursuant to Section 7.01(a) or Section 7.01(b). No such disclosure shall affect the right to indemnification under Article VIII below.

5.08. Section 280G Shareholder Approval. To the extent necessary to avoid the imposition of any Taxes under Section 4999 of the Code, prior to the Closing, the Company shall submit for approval by equity holders of the Company in a manner intended to comply with the requirements of Section 280G(b)(5) of the Code any payments to a “disqualified individual” (as such term is defined in U.S Treasury Regulation Section 1.280G-1) that would reasonably be expected to be subject to treatment as “parachute payments” within the meaning of Section 280G of the Code, provided that to the extent any disqualified individual has an existing entitlement to a payment or benefit, the Company shall only be required to submit such payment or benefit to such vote if such disqualified individual agrees to waive his or her entitlement to such payment or benefit. The Company shall deliver to the Parent reasonable evidence that the vote of the equity holders of the Company were solicited and shall deliver to the Parent reasonable evidence of the results of such vote and, if approval was obtained, copies of the relevant minutes, resolutions or consents (as applicable). The Company shall give the Parent a reasonable opportunity to review and comment on all materials submitted to the equity holders of the Company in connection with the vote with respect to such matters. For the avoidance of doubt, the Company shall not be required to conduct vote of the Company’s equity holders pursuant to this Section 5.08 unless the failure to conduct such vote would reasonably be expected to result in the imposition of an excise tax under Section 4999 of the Code on such disqualified individual or a loss of deduction for the Company under Section 280G of the Code.

5.09. Restrictive Covenant Agreements. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, upon the reasonable request of the Parent, the Company shall use its commercially reasonable efforts to enforce, at the Parent’s sole cost and expense, its rights under any of the Restrictive Covenant Agreements. In connection with any Action by the Company to enforce any of the Restrictive Covenant Agreements pursuant to this Section 5.09, the Parent shall advance expenses to the Company from time to time in an amount sufficient to enable the Company to satisfy its obligations under this Section 5.09.

ARTICLE VI

COVENANTS OF THE PARENT

6.01. Access to Books and Records. From and after the Closing until the ten (10) year anniversary of the Closing Date, the Parent shall, and shall cause the Surviving Company to, provide the Representative and its authorized representatives with access (for the purpose of examining and copying), during normal business hours, upon reasonable notice, to the books and records of the Group Companies with respect to periods or occurrences prior to or on the Closing Date, including with respect to any Tax audits, Tax Returns, insurance claims, governmental investigations, legal compliance, financial statement preparation or any other matter. Unless otherwise consented to in writing by the Representative, the Parent shall not, and shall not permit the Surviving Company or its Subsidiaries to, for a period of ten (10) years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of any Group Company for any period prior to the Closing Date without first giving reasonable prior notice to the Representative and offering to surrender to the Representative such books and records or any portion thereof which the Parent or the Company may intend to destroy, alter or dispose of.

6.02. Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if the Parent becomes aware of or there occurs after the date of this Agreement, any fact or condition that constitutes a breach of any representation or warranty made in Article IV or any covenant that would cause the conditions set forth in Section 7.02(a) or Section 7.02(b), as applicable, not to be satisfied as of the Closing Date, the Parent shall disclose to the Company such breach. Notwithstanding any provision in this Agreement to the contrary, unless the Company provides the Parent with a termination notice within ten (10) Business Days after disclosure of such breach by the Parent (which termination notice may only be delivered if the Company is entitled to terminate the Agreement pursuant to Section 9.01(d)), the Company shall be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement pursuant to Section 7.02(a) or Section 7.02(b). No such disclosure shall affect the right to indemnification under Article VIII below.

6.03. Indemnification of Officers and Directors of the Company.

(a) From and after the Closing, the Parent shall, and shall cause the Surviving Company and each of their respective Subsidiaries to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, an officer, manager, director or employee of a Group Company (each, a “D&O Indemnified Party”), against all Losses, claims, damages, costs, expenses, Liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, Action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such Person is or was an officer, manager, director or employee of a Group Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Closing, whether asserted or claimed prior to, or at or after, the Closing (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent that such Persons are indemnified or have the right to advancement of expenses as of the date hereof by the Group Companies pursuant to their respective organizational documents and indemnification agreements of the Company, if any, in existence on the date hereof with any D&O Indemnified Party.

(b) For a period of six (6) years after the Closing and at all times subject to applicable Law, (i) the Parent shall not (and shall not cause or permit any Group Company or any of the Parent’s other Subsidiaries or Affiliates to) amend or modify in any way adverse to the D&O Indemnified Parties, or to the beneficiaries thereof, the exculpation and indemnification provisions set forth in the organizational documents of the Group Companies and (ii) the Parent shall cause to be maintained in effect, (at 50% the Parent’s expense and 50% the Company’s expense (as a Transaction Expense)), the current policies of directors’ and officers’ liability insurance maintained by or on behalf of the Company as of the date hereof (the “Current Policies”) (provided, that the Parent may substitute such policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or prior to the Closing; provided, however, that the Parent shall not be obligated to make annual premium payments for such insurance to the extent that such total premiums exceed three hundred percent (300%) of the premiums paid as of the date hereof by or on behalf of the Company for the Current Policies (the “Premium Amount”), and if such total premiums for such insurance would at any time exceed the Premium Amount, then the Parent shall cause to be maintained policies of insurance that provide the maximum coverage available at an annual premium equal to the Premium Amount. Notwithstanding the foregoing, prior to the Closing and in satisfaction of the Parent’s foregoing obligations under this Section 6.03, the Company shall purchase ((at 50% the Parent’s expense and 50% the Company’s expense (as a Transaction Expense)) a six (6) year “tail” prepaid directors’ and officers’ liability insurance policy (the “D&O Tail”) in a form reasonably acceptable to the Parent and the Company and, if so requested by the Parent, from an insurance carrier that is a Subsidiary of the Parent reasonably acceptable to the Company, effective as of the Closing, providing, for a period of six (6) years after the Closing, the coverage and amounts, and terms and conditions, contemplated by the foregoing sentence of this Section 6.03(b); provided, that the Company shall not pay an aggregate amount for such D&O Tail in excess of the Premium Amount unless such excess amount is paid on behalf of the Company. From and after the Closing, the Parent shall (and/or shall cause the Group Companies or its other subsidiaries or Affiliates, as applicable, to) continue to honor its obligations under any such insurance procured pursuant to this Section 6.03(b), shall pay any deductibles or self-insured retentions thereunder and shall not cancel (or permit to be canceled) or take (or cause to be taken) any action or omission that would reasonably be expected to result in the cancellation thereof.

(c) The Parent agrees to pay, or to cause the Surviving Company or any of its Subsidiaries to pay, all expenses, including attorneys’ fees, that may be incurred by the D&O Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 6.03.

(d) If the Parent, the Surviving Company or any of their respective successors or assigns proposes to (i) consolidate with or merge into any other Person and the Parent or the Surviving Company shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made prior to or concurrently with the consummation of such transaction so that the successors and assigns of the Parent or the Surviving Company, as the case may be, shall, from and after the consummation of such transaction, honor the indemnification and other obligations set forth in this Section 6.03.

(e) With respect to any indemnification obligations of the Parent and/or the Company pursuant to this Section 6.03, Parent hereby acknowledges and agrees (i) that it and the Company shall be the indemnitors of first resort with respect to all indemnification obligations of Parent and/or the Company pursuant to this Section 6.03 (i.e., their obligations to an applicable D&O Indemnified Party are primary and any obligation of any other Person to advance expenses or to provide indemnification and/or insurance for the same expenses or Liabilities incurred by such D&O Indemnified Party are secondary) and (ii) that it irrevocably waives, relinquishes and releases any such other Person from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof.

(f) Parent or the Surviving Company will have the right, but not the obligation, to assume and control the defense of any third party claim or proceeding relating to any acts or omissions covered under this Section 6.03 (each, a “D&O Claim”), provided that none of Parent or the Surviving Company will settle, compromise or consent to the entry of any judgment in any such D&O Claim for which indemnification has been sought by a D&O Indemnified Party hereunder, unless either (i) such settlement, compromise or consent includes an unconditional release of such D&O Indemnified Party from all Liability arising out of, and no admission of wrongdoing in respect of, such D&O Claim or (ii) such D&O Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Company and the D&O Indemnified Parties shall cooperate in the defense of any D&O Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(g) The provisions of this Section 6.03 shall survive the consummation of the Merger and the Effective Time and (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party, and his or her successors, heirs and representatives and shall be binding on all successors and assigns of the Parent and the Surviving Company and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

6.04. Regulatory Filings. The Parties shall (i) promptly (and in any event within seven (7) Business Days) after the date hereof, make or cause to be made all filings and submissions under the HSR Act in connection with the consummation of the transactions contemplated herein and (ii) promptly (and in any event within twenty (20) Business Days) after the date hereof, in cooperation in good faith with each other, make or cause to be made all filings and submissions with the relevant insurance regulators in connection with the consummation of the transactions contemplated herein in accordance with and as set forth in Schedule 5.03(b) of the Company Disclosure Schedules. In connection with the consummation of the transactions contemplated herein, the Parties shall promptly comply with any additional reasonable requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Entities. Notwithstanding anything herein to the contrary, the Parties shall cooperate in good faith with each other and with any Governmental Entities and undertake promptly any and all action reasonably required to complete the transactions contemplated by this Agreement expeditiously and lawfully, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an Order or decree or file appropriate applications with any Governmental Entity in connection with any of the foregoing and in the case of Actions by or with respect to any Group Company or its businesses or assets, by consenting to such Action by the Company and provided, that any such Action or any of the foregoing may, at the discretion of the Company, be conditioned upon consummation of the Merger). Without limiting the generality of the foregoing, if a suit or other Action is threatened or instituted by any Governmental Entity or any other entity challenging the validity or legality or seeking to restrain the consummation of the transactions contemplated by this Agreement, the Parent and the Merger Sub shall use their commercially reasonable efforts to avoid, resist, resolve or, if necessary, defend such suit or action and shall afford the Company a reasonable opportunity to participate therein. The Parties shall diligently assist and cooperate with each other in preparing and filing any and all written communications that are to be submitted to any Governmental Entities in connection with the transactions contemplated hereby and in obtaining any governmental or third party consents, waivers, authorizations or approvals which may be required to be obtained by any Party or Group Company in connection with the transactions contemplated hereby, which assistance and cooperation shall include: (i) timely furnishing by a Party to the other Parties all information that counsel to the furnishing Party reasonably determines is required to be included in such documents or would be helpful in obtaining such required consent, waiver, authorization or approval, (ii) promptly providing the other Parties with copies of all written communications to or from any Governmental Entity, provided that such copies may be redacted as necessary to address legal privilege or confidentiality concerns or to comply with applicable Law and, provided further, that portions of such copies that are competitively sensitive may be designated as “outside counsel only,” (iii) keeping the other

Parties reasonably informed of any communication received or given in connection with any proceeding by a Party, in each case regarding the Merger, and (iv) permitting the other Parties to review and incorporate a Party’s reasonable comments in any communication given by it to any Governmental Entity or in connection with any proceeding related to the HSR Act, insurance regulatory Laws or other applicable Laws, in each case regarding the Merger. Neither the Parent nor the Merger Sub, on one hand, nor the Company, on the other hand, shall initiate, or participate in any meeting or discussion with any Governmental Entity with respect to any filings, applications, investigation, or other inquiry regarding the Merger or filings under the HSR Act, insurance regulatory Laws or other applicable Laws without giving the other Party reasonable prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Entity, the opportunity to attend and participate in such meeting or discussion. Parent shall be solely responsible for all filing fees charged by Governmental Entities under the HSR Act and under any other Antitrust Laws. The Parent and the Company shall each be responsible for fifty percent (50%) of all filing fees charged by Governmental Entities under any Laws, including insurance regulatory Laws (other than the HSR Act and other Antitrust Laws).

6.05. Efforts to Consummate. Subject to the terms and conditions herein provided, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Parent and the Merger Sub shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the Closing conditions set forth in Article VII) and the Blocker Purchase Agreements. The Parent shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to maintain sufficient available lines of credit under the Parent Credit Facilities as contemplated by Section 4.07.

6.06. Contact with Customers and Suppliers. The Parent and the Merger Sub each hereby agrees that from the date hereof until the Closing Date, it is not authorized to, and shall not (and shall not permit any of its representatives or Affiliates to) contact and communicate with the employees, customers, providers, service providers and suppliers of any Group Company without the prior consultation with and written approval of the Company’s Chief Executive Officer or the Representative; provided, however, that this Section 6.06 shall not prohibit any contacts by the Parent or the Parent’s representatives with the customers, providers, service providers and suppliers of any Group Company in the ordinary course of business unrelated to the transactions contemplated hereby, provided that such contacts shall not include any discussion, communication or information exchange regarding the transactions contemplated by this Agreement.

6.07. Parent’s Solvency. If the Parent is obtaining financing from a third party in connection with the transaction contemplated hereby, the Parent shall furnish or cause to be furnished to the Company and the Representative copies of any solvency opinions or similar materials obtained by the Parent from third parties in connection with the financing of the transactions contemplated by this Agreement and the Blocker Purchase Agreements, to the extent contractually permitted by the issuer of such opinion. The Parent shall use commercially reasonable efforts to cause the firms issuing any such solvency opinions to allow the Company to rely thereon.

6.08. Employee Benefit Matters.

(a) During the period beginning on the Closing Date and ending on the first (1st) anniversary of the Closing Date, the Parent shall provide, or shall cause the Surviving Company to provide, employees who continue to be employed by the Group Companies (collectively, “Continuing Employees”) with the same salary or hourly wage rate and annual incentive compensation opportunities (excluding equity incentive opportunities or any change in control bonus, transaction bonus or Severance Payment) as provided to such Continuing Employees immediately prior to the Closing Date (or, if more favorable, those provided to similarly situated employees of the Parent) and with employee benefits that are substantially similar in the aggregate to the employee benefits provided under the Company Employee Benefit Plans or under any other benefit or compensation plan, program, agreement or arrangement in which such Continuing Employees participated as of the date of this Agreement (or, if more favorable, the benefits provided to similarly situated employees of the Parent). The Parent further agrees that, from and after the Closing Date, the Parent shall, and shall cause the Surviving Company to, grant all Continuing Employees credit for any service with the Group Companies earned prior to the Closing Date for eligibility, vesting, and benefit accrual purposes (excluding benefit accruals under any defined benefit plan) and severance benefit determinations in each case under any benefit or compensation plan, program, agreement or arrangement in which the Continuing Employees commence to participate on or after the Closing Date (collectively, the “New Plans”), except for (1) New Plans as to which employees who are similarly situated to the Continuing Employees are not provided such service credit or (2) as would result in duplication of benefits. In addition, the Parent shall use commercially reasonable efforts to (x) cause to be waived all pre-existing condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by a Continuing Employee under any Company Employee Benefit Plan or under any other benefit or compensation plan, program, agreement or arrangement as of the date on which commencement of participation in such New Plan begins, and (y) cause any deductible, co-insurance and covered out-of-pocket expenses paid during the calendar year in which commencement of participation in such New Plan begins and prior to such commencement of participation by any Continuing Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out of pocket provisions under such New Plan in the year of initial participation.

(b) If requested by Parent in writing no later than thirty (30) days prior to the Closing Date, to the extent permitted by applicable Law and the terms of the applicable plan, prior to the Closing Date, the Company shall take such corporate action as is necessary to cause any Company Employee Benefit Plan that is a tax-qualified savings plan or 401(k) plan to be terminated effective immediately prior to the Closing Date, subject to the consummation of the transactions contemplated by this Agreement.

(c) Nothing contained in this Section 6.08, express or implied, is intended to confer upon any employee any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any New Plan or Company Employee Benefit Plan or other benefit or compensation plan, program, agreement or arrangement. Further, this Section 6.08 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.08, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.08.

ARTICLE VII

CONDITIONS TO CLOSING

7.01. Conditions to the Parent’s and the Merger Sub’s Obligations. The obligations of the Parent and the Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or, if permitted by applicable Law, waiver by the Parent and the Merger Sub in writing) of the following conditions as of the Closing Date:

(a) (i) The Company Fundamental Representations shall be true and correct in all respects (except, with respect to the representations and warranties set forth in Section 3.04(a), to the extent de minimis or except to the extent set forth on the Estimated Closing Statement and included in the determinations of Per Unit Closing Residual Cash Consideration and Per Unit Additional Merger Consideration) on the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date) and (ii) all other representations and warranties of the Company contained in Article III of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) on the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (giving effect to the applicable exceptions set forth in the Company Disclosure Schedules but without giving effect to any limitation as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) has not had, and would not have, a Material Adverse Effect;

(b) The Company shall have performed and complied with in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) The Member Approval shall have been obtained;

(d) Each of the Pre-Closing Transactions shall have been consummated in accordance with the terms hereof immediately prior to the Closing;

(e) The applicable waiting periods, if any, under the HSR Act shall have expired or been terminated;

(f) The Transaction Approvals shall have been obtained and the waiting periods applicable thereto shall have terminated or expired;

(g) The transactions contemplated by the Blocker Purchase Agreements shall be consummated immediately prior to the Merger;

(h) No judgment, decree or order shall have been entered which would prevent the performance of this Agreement or the Blocker Purchase Agreements, declare unlawful the transactions contemplated by this Agreement or the Blocker Purchase Agreements or cause such transactions to be rescinded;

(i) The Parent shall have received the payoff letters and Lien releases pursuant to Section 5.05 above;

(j) The Company shall have delivered to the Parent each of the following:

(i) a certificate of an authorized officer of the Company in his or her capacity as such, dated as of the Closing Date, stating that the conditions specified in Sections 7.01(a) and 7.01(b), as they relate to the Company, have been satisfied;

(ii) certified copies of resolutions evidencing the Member Approval (the “Written Consent”);

(iii) a duly executed certificate, in form and substance as prescribed by Treasury Regulations promulgated under Code Section 1445, stating that the Company is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code; and

(iv) certified copies of resolutions duly adopted by the Company’s board of managers authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby; and

(k) There shall not have been a Material Adverse Effect since the date hereof.

If the Closing occurs, all Closing conditions set forth in this Section 7.01 which have not been fully satisfied as of the Closing shall be deemed to have been waived by the Parent and the Merger Sub.

7.02. Conditions to the Company’s Obligations. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or, if permitted by applicable Law, waiver by the Company in writing) of the following conditions as of the Closing Date:

(a) (i) The Parent Fundamental Representations shall be true and correct in all respects on the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date) and (ii) all other representations and warranties contained in Article IV of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” (including the word “material”) or “Parent Material Adverse Effect” set forth therein) on the date hereof and at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” (including the word “material”) or “Parent Material Adverse Effect” set forth therein) has not had, and would not have, a Parent Material Adverse Effect;

(b) The Parent and the Merger Sub shall have performed and complied with in all material respects all the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;

(c) The Member Approval shall have been obtained;

(d) Each of the Pre-Closing Transactions shall have been consummated in accordance with the terms hereof immediately prior to the Closing.

(e) The applicable waiting periods, if any, under the HSR Act shall have expired or been terminated;

(f) The Transaction Approvals shall have been obtained, and the waiting periods applicable thereto shall have terminated or expired;

(g) The transactions contemplated by the Blocker Purchase Agreements shall be consummated immediately prior to the Merger;

(h) No judgment, decree or order shall have been entered which would prevent the performance of this Agreement or the Blocker Purchase Agreements, declare unlawful the transactions contemplated by this Agreement or the Blocker Purchase Agreements or cause such transactions to be rescinded; and

(i) The Parent shall have delivered to the Company each of the following:

(i) a certificate of an authorized officer of the Parent and the Merger Sub in his or her capacity as such, dated as of the Closing Date, stating that the preconditions specified in Sections 7.02(a) and 7.02(b), as they relate to such entity, have been satisfied;

(ii) certified copies of resolutions of the requisite holders of the voting shares of the Merger Sub approving the consummation of the transactions contemplated by this Agreement; and

(iii) certified copies of the resolutions duly adopted by the Parent’s board of directors (or its equivalent governing body) and the Merger Sub’s board of managers authorizing the execution, delivery and performance of this Agreement and the Blocker Purchase Agreements.

If the Closing occurs, all closing conditions set forth in this Section 7.02 which have not been fully satisfied as of the Closing shall be deemed to have been waived by the Company.

ARTICLE VIII

INDEMNIFICATION

8.01. Survival of Representations, Warranties, Covenants, Agreements and Other Provisions.

(a) The representations and warranties of the Company contained in Article III shall survive the Closing and shall terminate on the date which is the earlier of (i) fifteen (15) months after the Closing Date and (ii) thirty (30) days after the completion of the audited annual financial statements of the Company for the fiscal year ended December 31, 2014 (the “Survival Date”); provided, that the representations and warranties of the Company set forth in Section 3.08 and the Company Fundamental Representations and any FLSA Claim shall survive the Closing and shall terminate on the date which is thirty (30) months after the Closing Date (the “Extended Survival Date”). No claim for indemnification hereunder for breach of any such representations and warranties may be made after the expiration of such applicable survival period.

(b) The representations and warranties of the Parent and the Merger Sub contained in Article IV shall survive the Closing and shall terminate on the Survival Date; provided, that the Parent Fundamental Representations shall survive the Closing and shall terminate on the Extended Survival Date. No claim for indemnification hereunder for breach of any such representations and warranties may be made after the expiration of such applicable survival period.

(c) No covenant or agreement contained herein that is to be performed on or prior to the Closing shall survive the Closing. Any covenant or agreement to be performed, in whole or in part, after the Closing, shall survive the Closing until the expiration of such covenant or agreement in accordance with its terms. No claim for indemnification hereunder for breach of any such covenants or agreements may be made after the expiration of such survival period.

8.02. Indemnification for the Benefit of the Parent Indemnified Parties.

(a) Notwithstanding any investigation at any time made by or on behalf of Parent or any of its Affiliates or any of their respective representatives or advisors or any knowledge or information Parent or any of its Affiliates or any of their respective representatives or advisors may have or hereafter acquire, from and after the Closing and until the Survival Date (but subject to the provisions of this Article VIII and the Escrow Agreement), the Parent shall be entitled to assert, as its sole and exclusive remedy for any action relating (directly or indirectly) to this Agreement and the transactions contemplated hereby and only in accordance with the terms of the Escrow Agreement, the Securityholders Side Letter and this Agreement, as applicable, claims against either (i) the Indemnity Escrow Amount in the Escrow Account or (ii) the Securityholders pursuant to the Securityholders Side Letter (severally and not jointly and subject to the limitations on liability set forth in the Securityholders Side Letter), in respect of any Loss by the Parent or any of its Affiliates, officers, directors or employees (including any Group Company after Closing) (the “Parent Indemnified Parties”) to the extent arising from (w) any breach of any representation or warranty of the Company contained in Article III, (x) any non-fulfillment or breach of any covenant, agreement or other provision contained in this Agreement by the Company that survives the Closing, (y) unpaid Taxes of the Group Companies (including, for the avoidance of doubt, any and all unpaid Taxes of any Person imposed on any Group Company as a successor or a member of an Affiliated Group, as a transferee or successor, by Contract or otherwise) due and owing for any taxable period or portion thereof ending on or prior to the Closing Date, (z) any Liabilities relating to the operation of Grocer Re prior to the Closing Date (other than Liabilities (A) accrued or specifically reserved against in the Latest Balance Sheet, (B) incurred in connection with this Agreement or the transactions contemplated hereby or (C) for Taxes) (clause (z), “Grocer Re Liabilities”), (yy) the Working Capital Indemnity Amount and (zz) any FLSA Claims. Unless otherwise required by Law, all payments made from the Indemnity Escrow Amount in the Escrow Account shall be treated by the Parties as an adjustment to the proceeds received by the Securityholders pursuant to Article II hereof.

(b) Notwithstanding any investigation at any time made by or on behalf of Parent or any of its Affiliates or any of their respective representatives or advisors or any knowledge or information Parent or any of its Affiliates or any of their respective representatives or advisors may have or hereafter acquire, from and after the Survival Date (but subject to the provisions of this Article VIII), the Parent shall be entitled to assert, as its sole and exclusive remedy for any action relating (directly or indirectly) to this Agreement and the transactions contemplated hereby and only in accordance with the terms of this Agreement and the Securityholders Side Letter, claims against the Securityholders pursuant to the Securityholders Side Letter (severally and not jointly and subject to the limitations on liability set forth in the Securityholders Side Letter), in respect of any Loss by the Parent Indemnified Parties to the extent arising from (i) any breach of the representations and warranties of the Company set forth in Section 3.08 or any of the Company Fundamental Representations, (ii) any non-fulfillment or breach of any covenant, agreement or other provision contained in this Agreement by the Company that survives the Closing beyond the Survival Date, (iii) unpaid Taxes of the Group Companies (including, for the avoidance of doubt, any and all unpaid Taxes of any Person imposed on any Group Company as a successor or a member of an Affiliated Group, as a transferee or successor, by Contract or otherwise) due and owing for any taxable period or portion thereof ending on or prior to the Closing Date, (iv) any Grocer Re Liabilities, (v) the Working Capital Indemnity Amount and (vi) any FLSA Claims. Unless otherwise required by Law, all payments made pursuant to the Securityholders Side Letter and this Section 8.02(b) shall be treated by the Parties as an adjustment to the proceeds received by the Securityholders pursuant to Article II hereof.

8.03. Indemnification by the Parent for the Benefit of the Securityholders. The Parent shall indemnify the Representative, the Securityholders and their respective Affiliates, and their respective officers, managers, directors or employees (collectively, the “Securityholder Indemnified Parties”) and hold them harmless against any Losses which the Securityholder Indemnified Parties may suffer or sustain, arising from: (a) any breach of any representation or warranty of the Parent or the Merger Sub contained in Article IV and (b) any non-fulfillment or breach of any covenant, agreement or other provision of this Agreement by the Parent or the Merger Sub that survives the Closing. Any indemnification of the Securityholders pursuant to this Section 8.03 shall be delivered to the Representative (on behalf of the Securityholders, in accordance with their respective Pro Rata Percentages) by wire transfer of immediately available funds to the bank account designated by the Representative within fifteen (15) days after the date upon which any underlying claims are finally resolved.

8.04. Limitations on Indemnification. The rights of the Parent Indemnified Parties and the Securityholder Indemnified Parties to indemnification pursuant to the provisions of this Article VIII are subject to the following limitations:

(a) Subject to the limitations set forth in this Section 8.04, in the event of (i) any breach of the representations and warranties of the Company set forth in Section 3.08 or any of the Company Fundamental Representations or Parent Fundamental Representations, (ii) unpaid Taxes of the Group Companies (including, for the avoidance of doubt, any and all unpaid Taxes of any Person imposed on any Group Company as a successor or a member of an Affiliated Group, as a transferee or successor, by Contract or otherwise) due and owing for any taxable period or portion thereof ending on or prior to the Closing Date and (iii) the Grocer Re Liabilities (clauses (i), (ii) and (iii), collectively, the “Excluded Items”) the maximum aggregate liability with respect to Losses indemnifiable with respect to the Excluded Items (A) from the Indemnity Escrow Amount in the Escrow Account and, if applicable, by the Securityholders pursuant to Section 8.02 and the Securityholders Side Letter, in each case to the Parent Indemnified Parties or (B) by the Parent pursuant to Section 8.03 to the Securityholder Indemnified Parties, as the case may be, shall not exceed the Base Consideration.

(b) Subject to the limitations set forth in this Section 8.04, except for amounts of indemnity payable with respect to any of the Excluded Items or in the event of actual fraud, the maximum aggregate liability with respect to Losses indemnifiable (i) from the Indemnity Escrow Amount in the Escrow Account and, if applicable, by the Securityholders pursuant to Section 8.02 and the Securityholders Side Letter, in each case to the Parent Indemnified Parties or (ii) by the Parent pursuant to Section 8.03 to the Securityholder Indemnified Parties, as the case may be, shall not exceed $60,750,000.

(c) Notwithstanding the foregoing, no claims for indemnification by the Parent pursuant to Section 8.02(a) (other than with respect to (i) any breach of the representations and warranties of the Company set forth in Section 3.05(e), Section 3.08 or any of the Company Fundamental Representations, (ii) any non-fulfillment or breach of any covenant, agreement or other provision contained in this Agreement by the Company that survives the Closing, (iii) unpaid Taxes of the Group Companies (including, for the avoidance of doubt, any and all unpaid Taxes of any Person imposed on any Group Company as a successor or a member of an Affiliated Group, as a transferee or successor, by Contract or otherwise) due and owing for any taxable period or portion thereof ending on or prior to the Closing Date, (iv) the Working Capital Indemnity Amount or (v) any Grocer Re Liabilities) shall be so asserted, and the Parent shall not be entitled to recover Losses, unless and until the aggregate amount of Losses that would otherwise be payable hereunder exceeds on a cumulative basis an amount equal to $6,000,000 (the “Deductible”), and then only to the extent such Losses exceed the Deductible.

(d) The amount of any Loss subject to indemnification under Sections 8.02 or 8.03 shall be calculated net of (i) any Tax Benefit inuring to the Indemnitee on account of such Loss in the taxable year such Loss is incurred or in the immediately succeeding taxable year and

(ii) any insurance proceeds or any indemnity, contribution or other similar payment recoverable by the Indemnitee from any third party with respect thereto. If the Indemnitee receives a Tax Benefit, the Indemnitee shall promptly pay to the Representative, on behalf of the Securityholders, the amount of such Tax Benefit at such time or times as and to the extent that such Tax Benefit is realized by the Indemnitee. For purposes hereof, “Tax Benefit” shall mean, with respect to any Loss subject to indemnity under Sections 8.02 or 8.03, an amount by which the Tax liability of the Blockers acquired at the Closing or WRM America Intermediate Holding Company, Inc. or any of its subsidiaries (or a group of corporations filing a Tax Return that includes such parties), with respect to the taxable year such Loss is incurred or in the immediately succeeding taxable year, is reduced solely as a result of such Loss or the amount of Tax refund that is generated solely as a result of such Loss for the taxable year such Loss is incurred or in the immediately succeeding taxable year, and any related interest received from any relevant taxing authority. The Indemnitee shall seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder. In the event that an insurance or other recovery is made by any Indemnitee with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Representative, on behalf of the Securityholders.

(e) No Parent Indemnified Party shall be entitled to indemnification pursuant to this Article VIII to the extent that (i) prior to the date hereof, the Group Companies provided for or recorded a reserve in their consolidated books and records with respect to the matter giving rise to the Loss (or any part thereof) in a general category of items or matters similar in nature to the specific items or matters giving rise to such Loss (or part thereof) or (ii) with respect to any Loss or alleged Loss to the extent such Loss or alleged Loss is specifically included in the calculation of the Indebtedness, Net Working Capital or WNFIC Statutory Surplus or if the Parent shall have requested a reduction of the Net Working Capital or WNFIC Statutory Surplus or requested an increase of the Indebtedness in the Closing Statement on account of any matter forming the basis for such Loss or alleged Loss.

(f) For the avoidance of doubt, to the extent a Parent Indemnified Party is indemnified for a Loss out of the Indemnity Escrow Amount, it may not seek recovery for the same Loss from the Securityholders pursuant to the Securityholders Side Letter.

8.05. Indemnification Procedures; Defense of Third Party Claims.

(a) Except for Tax Claims to which Section 10.03(h) applies, any Parent Indemnified Party or Securityholder Indemnified Party making a claim for indemnification under Sections 8.02 or 8.03 (an “Indemnitee”) shall promptly notify the indemnifying party (an “Indemnitor”) and the Representative (on behalf of the Securityholders), if applicable, in writing of any pending or threatened claim or demand that the Indemnitee has determined, has given or would reasonably be expected to give rise to such right of indemnification (including a pending or threatened claim or demand asserted by a third party against the Indemnitee, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, that the failure to provide such notice shall not release the Indemnitor from any of its obligations under this Article VIII except to the extent the Indemnitor is materially prejudiced by such failure, it being agreed that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 8.01 for such representation, warranty, covenant or agreement.

(b) Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnitee pursuant to Section 8.02 or Section 8.03, the Indemnitor shall be entitled, by notice to the Indemnitee delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim; provided, that (x) the Indemnitor shall allow the Indemnitee a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense and (y) the Indemnitor shall pay the fees and expenses of one (1) counsel (plus local counsel, if required) of the Indemnitee in the event that the Third Party Claim of which the Indemnitor seeks to assume control (1) involves criminal allegations against the Indemnitee, or (2) involves a claim that, in the good faith judgment of the Indemnitee, is inappropriate for joint representation because of an actual conflict of interest between the Indemnitee and the Indemnitor with respect to such Third Party Claim. Such assumption of the conduct and control of the settlement or defense shall not be deemed to be an admission or assumption of liability by the Indemnitor. If the Indemnitor does not assume the defense and control of any Third Party Claim pursuant to this Section 8.05(b), the Indemnitee shall be entitled to assume and control such defense, but the Indemnitor may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. The Parent or the Representative, as the case may be, shall, and shall cause each of its Affiliates and representatives to, reasonably cooperate with the Indemnitor in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnitor has assumed the defense and control of a Third Party Claim, it shall not be authorized to consent to a settlement or compromise of, or the entry of any judgment arising from, any Third Party Claim without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld, conditioned or delayed. No Indemnitee shall consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld, conditioned or delayed.

8.06. Sole and Exclusive Remedy.

(a) Except in the case of actual fraud or any Action pursuant to Section 12.19 to enforce specifically the performance of any covenant or agreement (prior to its expiration) to be performed, in whole or in part, after the Closing, from and after the Closing, the indemnification provisions set forth in this Article VIII will be the sole and exclusive remedy of the Parties and the Securityholders with respect to any and all claims relating to the subject matter of this Agreement, and the right of the Parent to recovery against either (i) the Indemnity Escrow Amount in the Escrow Account pursuant to Section 8.02(a) or (ii) against the Securityholders pursuant to the Securityholders Side Letter in accordance with Section 8.02(a) or Section 8.02(b), shall constitute the Parent’s sole and exclusive remedy for (1) any and all Losses or other claims relating to or arising from this Agreement or in connection with the transactions contemplated hereby, including in any exhibit, Schedule or certificate delivered hereunder, and (2) any other matter relating to any of the Group Companies prior to the Closing, the operation of their respective businesses prior to the Closing, or any other transaction or state of facts relating to any of the Group Companies prior to the Closing (including any common law or statutory rights or remedies for environmental, health or safety matters), in each case regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at Law or in equity, or otherwise, and the Parties hereby agree that the Parent shall have no remedy or recourse with respect to any of the foregoing.

(b) Each Party acknowledges and agrees that it may not avoid the limitation on liability set forth in this Article VIII by (x) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived, or (y) asserting or threatening any claim against any Person that is not a party hereto (or a successor to a party hereto) for breaches of the representations, warranties and covenants contained in this Agreement. The Parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on the Party’s remedies with respect to this Agreement and the transactions contemplated hereby, were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Securityholders hereunder. Following the Closing and subject to the foregoing, to the maximum extent permitted by Law, the Parties hereby waive all other rights and remedies with respect to any matter in any way relating to this Agreement or arising in connection herewith, whether under any Laws at common law, in equity or otherwise.

8.07. Escrow Release. Any portion of the Indemnity Escrow Amount remaining in escrow following the Escrow Release Date, less the aggregate amount, if any, claimed by the Parent Indemnified Parties pursuant to claims (such claims, the “Outstanding Claims”) properly made against the Indemnity Escrow Amount in accordance with this Article VIII and not fully resolved prior to the Escrow Release Date (such amount of the retained Indemnity Escrow Amount, as it may be further reduced after the Escrow Release Date by distributions to the Securityholders as set forth below and by recoveries by the Parent Indemnified Parties pursuant to this Article VIII and the Escrow Agreement, the “Retained Escrow Amount”), shall promptly be released from the Escrow Account and deposited by the Escrow Agent with the Representative for the benefit of the Securityholders for distribution to them in accordance with their respective Pro Rata Percentages. In the event and to the extent that, after the Escrow Release Date, any Outstanding Claim made by any Parent Indemnified Party pursuant to this Article VIII is resolved against such Parent Indemnified Party, the Escrow Agent shall promptly release from the Escrow Account and deposit with the Representative for the benefit of the Securityholders an aggregate amount of the Retained Escrow Amount equal to the amount of the Outstanding Claim resolved against such Parent Indemnified Party, for distribution to them in accordance with their respective Pro Rata Percentages; provided, however, that any such distribution shall only be made to the extent that the Retained Escrow Amount remaining after such distribution would be sufficient to cover the amount of Outstanding Claims that are still unresolved at such time.

8.08. Acknowledgement of the Parent and the Merger Sub. The Parent and the Merger Sub acknowledge that they have conducted an independent investigation and verification of the condition (financial and otherwise), results of operations, assets, liabilities, properties and projected operations of the Group Companies, which, together with those representations and warranties of the Company expressly contained in Article III, have resulted in the Parent and Merger Sub determining to proceed with the transactions contemplated by this Agreement.

ARTICLE IX

TERMINATION

9.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Parent and the Company;

(b) by either the Company or the Parent if the Member Approval shall not have been obtained within two (2) Business Days following the date hereof;

(c) by the Parent, if any of the representations or warranties of the Company set forth in Article III shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), such that the conditions to Closing set forth in either Section 7.01(a) or Section 7.01(b) would not be satisfied as of the Closing Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured within twenty (20) Business Days after written notice thereof is delivered to the Company; provided that the Parent and/or the Merger Sub is not then in breach of this Agreement so as to cause the condition to Closing set forth in either Section 7.02(a) or Section 7.02(b) to not be satisfied as of the Closing Date;

(d) by the Company, if any of the representations or warranties of the Parent or the Merger Sub set forth in Article IV shall not be true and correct, or if the Parent or the Merger Sub has failed to perform any covenant or agreement on the part of the Parent or the Merger Sub, respectively, set forth in this Agreement (including an obligation to consummate the Closing), such that the conditions to Closing set forth in either Section 7.02(a) or Section 7.02(b) would not be satisfied as of the Closing Date and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured within twenty (20) Business Days after written notice thereof is delivered to the Parent or the Merger Sub; provided that the Company is not then in breach of this Agreement so as to cause the condition to Closing set forth in Section 7.01(a) or Section 7.01(b) from being satisfied as of the Closing Date; provided further that neither a breach by the Parent of Section 4.07 nor the failure to deliver the Merger Consideration or the payments contemplated by Section 2.03 at the Closing as required hereunder shall be subject to cure hereunder unless otherwise agreed to in writing by the Company; or

(e) by the Parent or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to July 15, 2014 (such date, as it may be extended, the “Outside Date”) and the Party seeking to terminate this Agreement pursuant to this Section 9.01(e) shall not have (provided that, if such Party is the Parent, neither the Parent nor the Merger Sub shall have) breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Outside Date; provided that if any Party brings any Action pursuant to Section 12.19 to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended pursuant to Section 12.19(c); provided further that if on July 15, 2014 any of the conditions set forth in Section 7.01(e), 7.01(f), 7.02(e) and 7.02(f) is the only condition(s) to Closing that has not been satisfied as of such date, then upon the written notice of the Company to Parent, or from Parent to the Company, the Outside Date shall be extended to a date and time that is not later than 5:00 p.m. New York City time on October 15, 2014; provided further that the Outside Date may also be extended as contemplated by the last sentence of Section 2.01.

9.02. Effect of Termination. In the event this Agreement is terminated by either the Parent or the Company as provided above, the provisions of this Agreement shall immediately become void and of no further force and effect (other than the penultimate sentence of Section 5.02, this Section 9.02, Section 10.01, and Article XI and Article XII hereof which shall survive the termination of this Agreement (other than the right of any Party to seek specific performance of this Agreement or the equitable remedies pursuant to Section 12.19(b), which shall terminate)), and there shall be no liability on the part of either the Parent, the Merger Sub, the Company, the Representative or the Securityholders to one another, except for breaches of this Agreement prior to the time of such termination. No termination of this Agreement shall affect the obligations contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

ARTICLE X

ADDITIONAL COVENANTS

10.01. Representative.

(a) Appointment. In addition to the other rights and authority granted to the Representative elsewhere in this Agreement, upon and by virtue of the approval of the requisite holders of Units of this Agreement, all of the Securityholders collectively and irrevocably constitute and appoint the Representative, as their agent and representative to act from and after the date hereof and to do any and all things and execute any and all documents which may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement, including: (i) execution of the documents and certificates pursuant to this Agreement; (ii) receipt of payments under or pursuant to this Agreement and disbursement thereof to the Securityholders and others, as contemplated by this Agreement, including receipt of payments made to the Representative under Sections 1.05, 1.16 or 8.03; (iii) payment of amounts due to the Parent pursuant to Sections 1.09, 1.10 or 8.02; (iv) receipt and forwarding of notices and communications pursuant to this Agreement; (v) administration of the provisions of this Agreement; (vi) giving or agreeing to, on behalf of all or any of the Securityholders, any and all consents, waivers, amendments or modifications deemed by the Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vii) amending this Agreement or any of the instruments to be delivered to the Parent pursuant to this Agreement; (viii) (A) disputing or refraining from disputing, on behalf of each Securityholder relative to any amounts to be received by such Securityholder under this Agreement or any agreements contemplated hereby, any claim made by the Parent under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Securityholder, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby, and (C) executing, on behalf of each such Securityholder, any settlement agreement, release or other document with respect to such dispute or remedy; and (ix) engaging attorneys, accountants, agents or consultants on behalf of the Securityholders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto. Parent and the Surviving Company and each other Parent Indemnified Party shall be able to rely conclusively on the instructions and decisions of the Representative as to any actions required to be taken by the Representative hereunder, and no Securityholder or other Person shall have any cause of action against Parent or the Surviving Company or any other Parent Indemnified Party for any action taken by any such Person in reliance upon the instructions or decisions of the Representative.

(b) Authorization. Notwithstanding Section 10.01(a), in the event that the Representative is of the opinion that it requires further authorization or advice from the Securityholders on any matters concerning this Agreement, the Representative shall be entitled to seek such further authorization from the Securityholders prior to acting on their behalf. In such event, each Securityholder shall vote in accordance with the pro rata portion of the Merger Consideration paid to such Securityholder in accordance with this Agreement and the authorization of a majority of such Persons shall be binding on all of the Securityholders and shall constitute the authorization of the Securityholders. The appointment of the Representative is coupled with an interest and shall be irrevocable by any Securityholder in any manner or for any reason. This authority granted to the Representative shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. Teiva Securityholders Representative, LLC hereby accepts its appointment as the initial Representative.

(c) Actions by the Representative; Resignation; Vacancies. The Representative may resign from its position as Representative at any time by written notice delivered to the Parent and the Securityholders. If there is a vacancy at any time in the position of the Representative for any reason, such vacancy shall be filled by the majority vote in accordance with the method set forth in Section 10.01(b) above.

(d) No Liability. All acts of the Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Securityholders and not of the Representative individually. The Representative shall not have any liability for any amount owed to the Parent pursuant to Sections 1.09, 1.10 or 8.02. The Representative shall not be liable to the Company, the Parent or the Merger Sub, in his or its capacity as the Representative, for any liability of a Securityholder or otherwise, or for anything which it may do or refrain from doing in connection with this Agreement. The Representative shall not be liable to the Securityholders, in his or its capacity as the Representative, for any liability of a Securityholder or otherwise, or for any error of judgment, or any act done or step taken or omitted by it in good faith, or for any mistake in fact or Law, or for anything which it may do or refrain from doing in connection with this Agreement except in the case of the Representative’s gross negligence or willful misconduct. The Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties hereunder, and it shall incur no liability in its capacity as the Representative to the Parent, the Merger Sub, the Company or the Securityholders and shall be fully protected with respect to any action taken, omitted or suffered by it in good faith in accordance with the advice of such counsel. The Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Securityholder, except in respect of amounts received on behalf of the Securityholders.

(e) Indemnification; Expenses. Each Securityholder shall, only to the extent of such Securityholder’s Pro Rata Percentage thereof, indemnify and defend the Representative and hold the Representative harmless against any Loss, damage, cost, Liability or expense actually incurred without fraud, gross negligence or willful misconduct by the Representative and arising out of or in connection with the acceptance, performance or administration of the Representative’s duties under this Agreement. Any expenses or taxable income incurred by the Representative in connection with the performance of its duties under this Agreement shall not be the personal obligation of the Representative but shall be payable by and attributable to the Securityholders based on each such Person’s Pro Rata Percentage. Notwithstanding anything to the contrary in this Agreement, the Representative shall be entitled and is hereby granted the right to set off and deduct any unpaid or non-reimbursed expenses and unsatisfied Liabilities incurred by the Representative in connection with the performance of its duties hereunder from amounts actually delivered to the Representative pursuant to this Agreement. Additionally, in connection with any unpaid or non-reimbursed expenses and unsatisfied Liabilities incurred by the Representative in connection with the performance of its duties hereunder, the Representative shall be entitled and is hereby granted the right to direct any funds that would otherwise be actually payable to the Securityholders from the Escrow Account to itself no earlier than the date such payments are actually made. The Representative may also from time to time submit invoices to the Securityholders covering such expenses and Liabilities and, upon the request of any Securityholder, shall provide such Securityholder with an accounting of all expenses and Liabilities paid.

10.02. Disclosure Schedules. All Company Disclosure Schedules and Parent Disclosure Schedules attached hereto (each, a “Schedule” and, collectively, the “Disclosure Schedules”) are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the Disclosure Schedules shall be deemed to refer to this entire Agreement, including all Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, any item disclosed in any part, subpart, section or subsection of the Disclosure Schedule referenced by a particular section or subsection in this Agreement shall be deemed to have been disclosed with respect to every other section and subsection in this Agreement if the relevance of such disclosure to such other section or subsection is reasonably apparent on its face, notwithstanding the omission of an appropriate cross-reference. Any item of information, matter or document disclosed or referenced in, or attached to, the Disclosure Schedules shall not (a) be used as a basis for interpreting the terms “material”, “Material Adverse Effect”, “Parent Material Adverse Effect” or other similar terms in this Agreement or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the ordinary course of business, (c) be deemed or interpreted to expand the scope of the Company’s, the Parent’s or the Merger Sub’s respective representations and warranties, obligations, covenants, conditions or agreements contained herein, (d) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter, (e) represent a determination that the consummation of the transactions contemplated by this Agreement requires the consent of any third party, (f) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter or (g) constitute, or be deemed to constitute, an admission or indication by the Company, the Parent or the Merger Sub that such item meets any or all of the criteria set forth in this Agreement for inclusion in the Disclosure Schedules. No reference in the Disclosure Schedules to any Contract shall be construed as an admission or indication that such Contract is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such Contract. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

10.03. Certain Tax Matters.

(a) Responsibility for Filing Tax Returns.

(i) The Parent shall prepare and file or cause to be prepared and filed all Tax Returns that are required to be filed by or with respect to the Blockers that are acquired at the Closing and the Group Companies that are due after the Closing Date. With respect to any Tax Returns for a taxable period ending on or before the Closing Date (a “Pre-Closing Tax Period”) or with respect to any Straddle Period (a Pre-Closing Tax Period Tax Return and a Straddle Period Tax Return respectively, each a “Pre-Closing Return”), such Tax Returns shall be prepared in a manner consistent with past practice of any Blocker or Group Company, as applicable, unless otherwise required by Law. With respect to any Pre-Closing Return, Parent shall (i) deliver a copy of such Tax Return to the Representative for its review and approval not less than twenty (20) days prior to the date on which such Tax Return is due to be filed (taking into account any applicable extensions) and (ii) make any changes requested by the Representative, unless such changes have no reasonable basis under applicable Tax Law. If the Parties disagree as to whether or not changes to any item reflected on any such Pre-Closing Return have no reasonable basis under applicable Tax Law, they shall negotiate in good faith to resolve such disagreement. If they cannot reach a final resolution within ten (10) days of the due date of such Pre-Closing Return (taking into account any applicable extension) the matter shall be submitted to the Dispute Resolution Arbiter for resolution, the costs of which shall be borne equally fifty percent (50%) by the Parent and fifty percent (50%) by the Representative.

(ii) In connection with the preparation of Tax Returns under this Section 10.03(a), the Parties agree that all Transaction Deductions shall be treated as properly allocable to a Pre-Closing Tax Period or the pre-Closing portion of a Straddle Period, in each case to the extent permitted by applicable Law. The Parties shall apply the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of any success-based fees that are deductible in any such period. The Parties agree that (i) the U.S. federal income tax year and, to the maximum extent permitted by Law, the state and local income tax year of the Blockers and any Group Company treated as a corporation for income tax purposes shall end as of the end of the Closing Date and (ii) neither the Blockers that are acquired at the Closing nor any Group Company shall elect to waive any carryback of net operating losses under Section 172(b)(3) of the Code on any Tax Return of the Blockers or a Group Company filed in respect of a taxable period ending on or before the Closing Date to the extent such carryback could otherwise give rise to any Tax refund payable to the Securityholders pursuant to Section 10.03(d). The Parties agree to prepare all Tax Returns with respect to the Blockers and the Group Companies consistent with this Section 10.03(a)(ii).

(b) Allocation of Tax Liability for Straddle Periods. For purposes of allocating responsibility for Taxes between the Parent and the Securityholders for Straddle Periods, Taxes attributable to a Straddle Period shall be determined as follows: (i) in the case of any Tax that is either based upon or measured by income or gross receipts or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), including any sales or use Tax and any withholding Tax, the amount of Taxes attributable to the pre-closing portion of a Straddle Period shall be equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date, and (ii) in the case of any Taxes not described in clause (i) above that are imposed on a periodic basis and measured by the level of any item (e.g., property Taxes that are based upon valuation of the item), the amount of such Taxes attributable to the pre-closing portion of a Straddle Period shall be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the day prior to the Closing Date and the denominator of which is the number of days in the entire Tax period.

(c) Amendment of Tax Returns; Other Tax Actions. Without the prior written consent of the Representative (not to be unreasonably withheld or delayed) or unless otherwise required by applicable Law, the Parent shall not, and shall not allow any Blocker that is acquired at the Closing or Group Company to, (i) file, re-file, amend or otherwise modify (in whole or in part) any Pre-Closing Tax Period Tax Return (including those filed pursuant to Section 10.03(a)), (ii) file, re-file, amend or otherwise modify (in whole or in part) any Straddle Period Tax Returns filed pursuant to Section 10.03(a) after the date such Tax Returns are filed pursuant to Section 10.03(a), (iii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period or Straddle Period, or (iv) except as otherwise contemplated by this Agreement, with respect to the Blockers that are acquired at the Closing and the Group Companies, take any action after the Closing outside the ordinary course of business that could reasonably be expected to increase the liability for Taxes pursuant to Section 8.01.

(d) Tax Refunds. Any Tax refunds that are received by the Parent, the Blockers or the Group Companies, and any amounts credited against Tax to which the Parent, the Blockers or the Group Companies become entitled, that relate to Tax periods or portions thereof ending on or before the Closing Date, including as a result of the Transaction Deductions (such refunds or credits, “Pre-Closing Tax Refunds”), shall be for the account of the Securityholders (and the Parent shall promptly notify the Representative of the existence thereof), and the Parent, at the request of the Representative to the Surviving Company, shall pay over, or cause to be paid over, to the Representative for disbursement to the Securityholders in accordance with their respective Pro Rata Percentages any such refund or the amount of any such credit within ten (10) days after receipt thereof or entitlement thereto. Notwithstanding the preceding sentence, any Pre-Closing Tax Refund attributable to an Aquiline Blocker shall be solely for the account of Aquiline and any Pre-Closing Tax Refund attributable to the New York Life Blocker shall be solely for the account of New York Life. The Parent agrees to carryback any net operating loss arising in any Tax period ending on the Closing Date. With respect to any Pre-Closing Tax Refunds of the Group Companies for which the Securityholders are entitled to a payment pursuant to this Section 10.03(d) and for which Parent, a Blocker or a Group Company must file a Tax Return not otherwise required to be filed to claim any such Tax refund, the Representative shall have the right to (A) cause such Tax Return (including the preparation of IRS Forms 4466 (Corporation Application for Quick Refund of Overpayment of Estimated Tax), 1139 (Corporation Application for Tentative Refund), or 1120X (Amended U.S. Corporation Income Tax Return), and any other forms under federal, state, local or foreign law) to be prepared (with the reasonable cooperation of the Parent, the Blockers or any Group Company, as applicable), and (B) provide such Tax Return to the Parent for review and approval, which approval may not be unreasonably withheld, conditioned, or delayed. The Parent shall promptly cause such Tax Return to be filed and any resulting refund shall be paid pursuant to this Section 10.03(d).

(e) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement, shall be allocated 50% to the Parent and 50% to the Company (as a Transaction Expense) and paid by the Parent when due, and the Parent shall, at 50% its own expense and 50% the expense of the Company (as a Transaction Expense), file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.

(f) Cooperation on Tax Matters. The Parent, the Blockers, the Group Companies, and the Representative shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 10.03 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and the making available of employees on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Parent, the Group Companies, and the Representative agree (i) to retain all financial books and records with respect to Tax matters pertinent to the Group Companies relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Parent or the Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such financial books and records and, if the other Party so requests, the Group Companies or the Representative, as the case may be, shall allow the other Party to take possession of such financial books and records.

(g) Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any other similar provision of state, local or foreign Law), the Parent, Merger Sub, the Securityholders, the Company and their respective Affiliates shall treat any and all payments under this Section 10.3 and Article VIII as an adjustment to the purchase price for Tax purposes.

(h) Tax Contests. If Parent or any of its Affiliates (including the Group Companies) receives any notice of a pending or threatened Tax audit, assessment, or adjustment relating to the Group Companies which may give rise to an indemnification obligation of the Securityholders hereunder (a “Tax Claim”), Parent shall promptly notify the Representative of the receipt of such notice and shall describe in reasonable detail the facts and circumstances of such Tax Claim. The failure to so notify the Representative shall not relieve the Securityholders of their obligations hereunder, except to the extent the Representative can demonstrate actual loss and prejudice as a result of such failure.

(i) Subject to clause (ii) below, with respect to any Tax Claim as to which the Securityholders have an indemnification obligation under Section 8.02(a) or Section 8.02(b), the Representative shall have twenty (20) Business Days after receipt of such notice of a Tax Claim to assume the conduct and control of the settlement or defense thereof, and Parent shall cooperate with the Representative in connection therewith; provided that the Representative shall permit Parent to participate in (in the manner described in clause (iii) below), but not control, such settlement or defense through counsel chosen by Parent (the fees and expenses of such counsel shall be borne by Parent) and further provided that the Representative shall not pay or settle such Tax Claim (or portion thereof) without the prior written consent of Parent, not to be unreasonably withheld, conditioned or delayed if such Tax Claim could reasonably be expected to result in an increased Tax liability to Parent or its Affiliates that is not payable by the Securityholders pursuant to Section 8.02(a) or Section 8.02(b). If the Representative does not notify Parent within twenty (20) Business Days after the receipt by the Representative of the notice of the Tax Claim hereunder that it elects to undertake the defense thereof, or if the Representative elects in writing not to conduct the defense and settlement of such Tax Claim, Parent shall have the right to contest and defend the claim but shall not thereby waive any right to indemnity pursuant to Section 8.02(a) or Section 8.02(b). If the Representative does not conduct the defense and settlement of a Tax Claim described in this clause (i), Parent shall not pay or settle such Tax Claim without the consent of the Representative, not to be unreasonably withheld, conditioned or delayed.

(ii) With respect to any Tax Claim described in clause (i) above that relates to a Straddle Period as to which the Securityholders have an indemnification obligation under Section 8.02(a) or Section 8.02(b), but only if the Representative elects under clause (i) above to undertake the defense of the Tax Claim, Parent and the Representative shall jointly control the resolution and defense thereof and shall keep each other informed on a regular basis regarding the status of any such Tax Claim. Parent and the Representative will separately be responsible for their own fees and expenses incurred in the settlement and defense of such Tax Claim. Neither Parent nor the Representative shall pay or settle any such Tax Claim without the prior written consent of the other party, with such consent not to be unreasonably withheld, delayed or conditioned.

(iii) For purposes of clauses (i) and (ii) above, if Parent or the Representative, as the case may be, is the Party undertaking the defense of the Tax Claim, then the other Party will have the right to (v) participate in the defense of the Tax Claim with counsel selected by it (at its own cost), (w) be kept reasonably informed on a timely basis of all material communications relating to the Tax Claim (other than privileged communications), including emails and filings, (x) be consulted on all material decisions relating to the defense of the Tax Claim, including suggesting strategic approaches to the defense, which suggestions the controlling party shall consider in good faith, (y) participate in meetings with Governmental Entities with respect to the Tax Claim, and (z) review and comment on drafts of material submissions (including settlement proposals) to Governmental Entities (with such drafts and comments being provided on a timely basis).

ARTICLE XI

DEFINITIONS

11.01. Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“Accounting Principles” means, with respect to the Group Companies (other than WNFIC), the Company Accounting Principles and, with respect to WNFIC, the WNFIC Accounting Principles.

“Additional Merger Consideration” means, as of any date of determination, without duplication, any purchase price adjustments arising under Section 1.10(a) payable to the Securityholders.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law) of which the Company is or has been a member.

“Aggregate Revaluation Amount” means the aggregate Revaluation Amounts payable to Securityholders pursuant to Section 1.02 of this Agreement or Section 1.1(a) of the Blocker Purchase Agreements.

“Aggregate Unreturned Capital Contributions” means the aggregate Unreturned Capital Contributions payable to Securityholders pursuant to Section 1.02 of this Agreement or Section 1.1(a) of the Blocker Purchase Agreements.

“Antitrust Laws” means any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“Base Consideration” means Six Hundred Million Dollars ($600,000,000).

“Blocker Closing Payment Amount” means the aggregate amount payable to Aquiline and New York Life at the Closing in accordance with the terms and conditions of the Blocker Purchase Agreements in respect of the Class A Units held by the Blockers immediately prior to the Effective Time, representing, for each such Class A Unit, the sum of:

(i) the Unreturned Capital Contribution in respect of such Class A Unit, if any;

(ii) the Revaluation Amount in respect of such Class A Unit, if any; and

(iii) the Per Unit Closing Residual Cash Consideration.

“Business Day” means a day which is neither a Saturday or Sunday, nor any other day on which banking institutions in New York, New York are authorized or obligated by Law to close.

“Cash” means, with respect to the Group Companies, as of the Reference Time (after giving effect to the Pre-Closing Transactions and any use of the Cash of the Group Companies to repay Indebtedness at the direction of Parent pursuant to Section 2.02(f), but otherwise before taking into account the consummation of the transactions contemplated hereby), all cash, cash equivalents and marketable securities held by any Group Company at such time and determined in accordance with Accounting Principles. For avoidance of doubt, Cash shall (1) be calculated net of issued but uncleared checks and drafts, to the extent such checks and drafts have not cleared as of the date on which the Final Residual Cash Consideration is determined in accordance with the terms hereof and (2) include checks and drafts deposited for the account of the Group Companies.

“Certificate of Formation” means the certificate of formation of the Company.

“Change of Control” shall mean the merger or consolidation of the Surviving Company into or with another corporation or other entity or the merger or consolidation of any other corporation or other entity into or with the Surviving Company, in any case, in one transaction or a series of related transactions, or any other transaction or series of related transactions, resulting in the sale or exchange of the shares of the Surviving Company such that the stockholder or stockholders of the Surviving Company immediately prior to such transaction or series of related transactions own, directly or indirectly, less than a majority of the voting power of the surviving entity, or the sale, conveyance, license or lease of all or substantially all the assets of the Surviving Company or its Subsidiaries.

“Class A Unit” means Class A common units or Class A-1 common units of the Company (and the membership interests represented thereby).

“Class B Unit” means Class B common units of the Company (and the membership interests represented thereby).

“Closing Payment Amount” means (i) the Closing Residual Cash Consideration, plus (ii) the Aggregate Unreturned Capital Contributions, plus (iii) Aggregate Revaluation Amounts, less (iv) the Escrow Amount, less (v) the Representative Amount, less (vi) the Blocker Closing Payment Amount.

“Closing Residual Cash Consideration” means (i) the Base Consideration, plus (ii) $7,500,000, minus (iii) the amount of Estimated Indebtedness, plus (iv) the amount, if any, by which the Estimated Net Working Capital exceeds the Target Net Working Capital Amount, minus (v) the amount, if any, by which Estimated Net Working Capital is less than the Target Net Working Capital Amount, plus (vi) the amount, if any, by which the Estimated WNFIC Cash Amount exceeds the Target WNFIC Cash Amount, minus (vii) the amount, if any, by which Estimated WNFIC Cash Amount is less than the Target WNFIC Cash Amount, minus (viii) the Aggregate Unreturned Capital Contributions, minus (ix) the Aggregate Revaluation Amounts, minus (x) the amount of the Estimated Transaction Expenses.

“Code” means the Internal Revenue Code of 1986, as amended or now in effect or as hereafter amended, including but not limited to any successor or substitute federal Tax codes or legislation.

“Company Accounting Principles” means (i) GAAP applied using the accounting principles, practices and methodologies used in the preparation of the Latest Balance Sheet included in the Financial Statements, except that, for the avoidance of doubt, no amount shall be included as a reserve or receivable or otherwise taken into account for income Taxes and (ii) the form and manner in which the sample calculation attached as Exhibit F was prepared (which calculates the Net Working Capital (after giving to the Pre-Closing Transactions) as of September 30, 2013); provided, that in the event of a conflict between (i) and (ii), the parties acknowledge that clause (ii) shall control. The Company Accounting Principles shall follow the defined terms contained in this Agreement.

“Company Employee Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other employee compensation and benefit plans, policies, programs, arrangements or payroll practices, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement of any kind sponsored, maintained, contributed or required to be contributed to by any of the Group Companies for the benefit of any current or former officer, employee, manager or director of the Group Companies.

“Company Fundamental Representations” means (i) for purposes of Article VII, the representations and warranties of the Company set forth in Section 3.01, Section 3.02(a), Sections 3.03(a) and (c), Section 3.04(a), and Section 3.22 and (ii) for purposes of Article VIII and the Securityholders Side Letter, the representations and warranties of the Company set forth in Section 3.01, Section 3.02, Sections 3.03(a) and (c), Section 3.04 and Section 3.22.

“Company LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of The Wright Insurance Group, LLC (f/k/a WRM America Holding Company, LLC), dated November 10, 2011.

“Congdon Arrangement” means the provisions set forth in (i) the Stock Purchase Agreement, dated as of September 25, 2008, among Wright Risk Management Company, Inc., the Sellers identified therein and, for purposes of certain sections thereof, the Company (f/k/a WRM America Holding Company LLC) and (ii) the letter agreement, dated May 1, 2012, between Aquiline and Founders Intermediate Holding Company, LLC.

“Contingent Consideration” has the meaning ascribed to such term in Schedule 1.16.

“Contract” means any legally binding agreement, contract, arrangement, lease, loan agreement, security agreement, license, indenture or other similar instrument or obligation to which the party in question is a party, whether oral or written, other than any Company Employee Benefit Plan.

“Credit Agreement” means the Credit Agreement by and among WRM America Intermediate Holding Company, Inc., as borrower, the persons party thereto from time to time as guarantors, the financial institutions party thereto from time to time as lenders, SunTrust Bank, as issuing bank, SunTrust Bank, as administrative agent, SunTrust Robinson Humphrey, Inc., as lead arranger and bookrunner, Manufacturers and Traders Trust Company, as syndication agent, and Sovereign Bank, N.A., Synovus Bank and Hancock Bank, as co-documentation agents, dated as of September 24, 2012, as amended by the First Amendment and Consent to Credit Agreement dated as of August 1, 2013.

“Employee Loans” means the Fishlinger Loan and the loans documented by those agreements set forth in Schedule 3.09(xi)(8)-(11).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means JPMorgan Chase Bank, National Association.

“Escrow Release Date” means the earlier of (i) fifteen (15) months after the Closing Date and (ii) thirty (30) days after the completion of the audited annual financial statements of the Company for the fiscal year ended December 31, 2014.

“FEMA” means the Federal Emergency Management Agency.

“FLSA Claim” means any claim by an current or former employee or contractor of the Group Companies pursuant to the federal Fair Labor Standards Act or any corollary federal or state statute or regulation for any period prior to Closing.

“Final Residual Cash Consideration” means (i) the Base Consideration, plus (ii) $7,500,000, minus (iii) the amount of Indebtedness as finally determined pursuant to Section 1.09, plus (iv) the amount, if any, by which the Net Working Capital as finally determined pursuant to Section 1.09 exceeds the Target Net Working Capital Amount, minus (v) the amount, if any, by which the Net Working Capital as finally determined pursuant to Section 1.09 is less than the Target Net Working Capital Amount, plus (vi) the amount, if any, by which the WNFIC Cash Amount as finally determined pursuant to Section 1.09 exceeds the Target WNFIC Cash Amount, minus (vii) the amount, if any, by which the WNFIC Cash Amount as finally determined pursuant to Section 1.09 is less than the Target WNFIC Cash Amount, minus (viii)

the Aggregate Unreturned Capital Contributions, minus (ix) the Aggregate Revaluation Amounts, minus (x) the amount of the Transaction Expenses as finally determined pursuant to Section 1.09.

“Fishlinger Loan” means that loan from the Company to William J. Fishlinger documented by that: (1) Loan and Pledge Agreement dated as of September 29, 2008 by and between the Company (f/k/a/ WRM America Holding Company, LLC), William J. Fishlinger and Founders Intermediate Holding Company, LLC; (2) Secured Recourse Promissory Note dated as of September 29, 2008 naming William J. Fishlinger as maker and Founders Intermediate Holding Company, LLC as guarantor; and (3) Security Agreement dated as of September 29, 2008 by and among the Company (f/k/a/ WRM America Holding Company, LLC), William J. Fishlinger and Founders Intermediate Holding Company, LLC.

“Fully Diluted Units” means the aggregate number of Units outstanding immediately prior to the Effective Time, assuming the vesting of all Class B Units and including the Units held by the Blockers.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Entity” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“Grocer Re” means Grocer Re Insurance Ltd., an exempted company incorporated in the Cayman Islands.

“Group Company(ies)” means the Company and each of its direct and indirect Subsidiaries, after giving effect to the Pre-Closing Transactions. For the avoidance of doubt, the Group Companies do not include WRMAI.

“Income Tax Return” means any Tax Return relating to income Taxes.

“Indebtedness” means, as of any particular time with respect to the Group Companies, without duplication, (i) the unpaid principal amount of and accrued interest on all indebtedness for borrowed money (excluding all intercompany indebtedness between or among the Group Companies), and (ii) all guarantees in respect of clauses (i). Notwithstanding the foregoing, and for the avoidance of doubt, “Indebtedness” shall not include (a) any letters of credit to the extent not drawn upon, (b) any bank guarantees, (c) non-cancellable purchase commitments or (d) surety bonds and performance bonds. For purposes of Article I of this Agreement, Indebtedness shall mean Indebtedness, as defined above, outstanding as of the Reference Time (after giving effect to the Pre-Closing Transactions and any use of the Cash of the Group Companies to repay Indebtedness at the direction of Parent pursuant to Section 2.02(f), but before taking into account the consummation of the transactions contemplated hereby).

“Intellectual Property” means all of the following owned or used by any Group Company, in each case, to the extent material: (i) patents and patent applications, including continuations, divisional, continuations-in-part, renewals and reissues, (ii) trademarks, service marks, trade dress, logos, domain names and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and registrations and applications for registration thereof, and copyrightable subject matter, including copyrights in software, and (iv) inventions (whether patentable or unpatentable and whether or not reduced to practice) and trade secrets.

“knowledge of the Company” and “the Company’s knowledge” mean the actual knowledge of William Fishlinger, William Malloy, Norman Brown, Rona Platt and, solely with respect to Wright National Flood Insurance Services, Inc. and WNFIC, H. Neal Conolly as of the applicable date, in each case after making reasonably inquiry of Patty Templeton and/or Steve Sitterly if and to the extent that such individuals have expertise in, responsibility with respect to or would otherwise reasonably be expected to have knowledge of, the applicable matter.

“Law” means any law, rule, regulation, judgment, injunction, order, decree or other restriction of any Governmental Entity.

“Liabilities” means all indebtedness, obligations and other liabilities of a Person of any type, secured or unsecured whether accrued, absolute or contingent, direct or indirect, liquidated or unliquidated, mature or unmatured, known or unknown or otherwise.

“Liens” means liens, security interests, charges or encumbrances.

“Losses” means all actual damages, penalties, fines, costs, amounts paid in settlement, liabilities, Taxes, losses, expenses and fees, including court costs and attorneys’ and other professionals’ fees and expenses and any other costs of enforcing an Indemnitee’s rights under this Agreement; provided, however, Losses does not include, and the Parent Indemnified Parties and the Securityholder Indemnified Parties shall not be entitled to seek or recover under any theory of liability, any consequential, special, incidental, indirect, exemplary or punitive damages whatsoever (including lost profits, diminution in value, or losses calculated by “multiple of profits”, “multiple of cash flows” or any other similar “multiplier” calculation methodologies), except to the extent any such Losses (to the extent finally determined by a court of competent jurisdiction) are payable by the Parent Indemnified Parties or Securityholder Indemnfied Parties, as applicable, as a result of any Third Party Claim and for which such Parent Indemnified Parties or Securityholder Indemnfied Parties, as applicable, are entitled to indemnification pursuant to Article VIII.

“MacNeill Liabilities” means any liabilities arising out of or relating to the MacNeill Transaction (which shall be recorded as liabilities in accordance with GAAP).

“MacNeill Transaction” means that transaction documented by that certain National Flood Insurance Program Policy Expirations Purchase Agreement by and among WNFIC, as acquirer, and MacNeill Group, Inc., as seller, effective as of July 1, 2013.

“Material Adverse Effect” means any change, development, circumstance, effect, event, condition, occurrence or fact that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect upon the business, condition (financial or otherwise) or results of operations of the Group Companies, taken as a whole; provided, however, that any adverse change, event or effect arising from or related to: (i) conditions affecting the United States or European economy or any other national or regional economy or the global economy generally, (ii) any national or international political or social conditions, including any hostilities, acts of war, sabotage, terrorism or military actions or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions, (iii) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, SAP or Law or the enforcement or interpretation thereof including (A) the occurrence of a change in Law enacted with respect to the commission rates paid by FEMA or other governmental entities for the placement or servicing of NFIP policies and the processing of claims thereunder, (B) any change or amendment of the NFIP or (C) any proposed bill or other legislation with respect to or impacting the NFIP, (v) any change that is generally applicable to the industries or markets in which the Group Companies operate, including any occurrence or condition generally affecting participants in the federal flood insurance or excess flood insurance business, (vi) earthquakes, hurricanes, floods or other natural disasters, (vii) any downgrade or potential downgrade of the financial strength, claims paying ability, insurance or other ratings of WNFIC (including due to any change in ratings criteria or evaluation methodology), (viii) the negotiation, execution and delivery of this Agreement or the public announcement of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, insurance brokers, intermediaries, suppliers, vendors, lenders, venture partners or employees, (ix) any material failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date hereof; provided that any change, effect, event or occurrence that caused or contributed to such failure to meet projections, forecasts or predictions shall not be excluded pursuant to this clause (ix), (x) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby, including the completion of the transactions contemplated hereby and thereby, or the failure to take any action prohibited by this Agreement, (xi) the identity of or facts related to Parent or the effect of any actions taken by Parent or its Affiliates, or taken by the Company or any of its Affiliates at the request of Parent or with Parent’s prior consent, or (xii) any member or stockholder litigation or derivative litigation relating to the execution, delivery and performance of this Agreement (or any of the other agreements contemplated hereby) by the Company or its Subsidiaries and/or the consummation of the transactions contemplated hereby or thereby, shall not be taken into account in determining whether a “Material Adverse Effect” has occurred; provided that, with respect to a matter described in any of the foregoing clauses (ii), (iii), (iv) and (v), such matter shall only be excluded to the extent that (A) such matter, to the extent affecting the federal flood business, does not have a disproportionate effect on the Group Companies’ federal flood business relative to other participants in the same business in a similar geographic area or (B) such matter, to the extent affecting the program services business, does not have a disproportionate effect on the Group Companies’ program services business relative to other participants in the same business in a similar geographic area.

“Net Working Capital” means (i) all current assets (including Cash (including restricted Cash), prepaid expenses, accounts receivable, accrued revenue and accrued interest) of the Group Companies (other than WNFIC, Grocer Re and Food Services RPG, Inc.) as of the Reference Time (after giving effect to the Pre-Closing Transactions and after deducting the amortized portion of the Prepaid NYMIR Fee described in Exhibit F as of the Reference Time), minus (ii) all current liabilities (including accounts payable, accrued expenses, deferred revenue and deferred lease commitments, but excluding Indebtedness and Transaction Expenses) of the Group Companies (other than WNFIC, Grocer Re and Food Services RPG, Inc.) as of the Reference Time (after giving effect to the Pre-Closing Transactions) determined in accordance with the Company Accounting Principles. Current assets shall include the unpaid portion of the Employee Loans as of the Reference Time. Current liabilities shall include (i) any annual or transaction bonus to be made to any member of the executive committee of the Company at or after the Closing (but not yet paid or accrued as of the Reference Time), (ii) any Severance Payments payable to any employee or officer that is identified in writing to the Company by the Parent at least five (5) Business Days prior to the Closing and whose employment with the Group Companies is terminated no later than five (5) Business Days after the Closing, (iii) any unpaid and not yet accrued fees due to the Company’s auditors in connection with the audit of the Company’s consolidated annual financial statement for calendar year 2013, (iv) that portion of any rent payments and related expenses paid by the Group Companies on behalf of Congdon, Flaherty, O’Callaghan, Reid, Donlon, Travis & Fishlinger (“CFO”) that is aged more than 30 days and remains unpaid by CFO, (v) any unpaid and not yet accrued operating costs associated with Grocer Re (in an amount equal to $229,203 as set forth in Exhibit F) and (vi) any unpaid but not yet accrued Tax preparation fees for the 2013 Tax year. For the avoidance of doubt, Net Working Capital shall not take into account any deferred Tax assets, deferred Tax liabilities, income Tax assets (including refunds attributable thereto) and income tax liabilities.

“NFIP” means United States National Flood Insurance Program.

“Non-Recourse Party” means, with respect to a Party to this Agreement, any of such Party’s former, current and future equity holders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equity holder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing).

“Organizational Documents” means the Company LLC Agreement and the Certificate of Formation.

“Parent Fundamental Representations” means the representations and warranties of the Parent set forth in Sections 4.01, 4.02 and 4.06.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had or would have a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated hereby or by the Blocker Purchase Agreements.

“Paying Agent” means JPMorgan Chase Bank, National Association.

“Per Unit Additional Merger Consideration” means the amount equal to the quotient obtained by dividing (i) the Additional Merger Consideration by (ii) the Fully Diluted Units.

“Per Unit Closing Residual Cash Consideration” means the amount equal to the quotient obtained by dividing (i) the Closing Residual Cash Consideration by (ii) the Fully Diluted Units.

“Permitted Liens” means (i) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Group Companies and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, significant; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over the Leased Real Property which are not violated by the current use and operation of the Leased Real Property; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the Companies’ and their Subsidiaries’ businesses and (v) liens that do not, and would not reasonably be expected to, affect or impair the operation of the Group Companies or the use or value of the relevant assets in any material respect.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity or any department, agency or political subdivision thereof.

“Pro Rata Percentage” means, with respect to any Securityholder, the quotient (expressed as a percentage) obtained by dividing (a) the number of Units held by such Securityholder (or, in the case of Aquiline, by the Aquiline Blockers or, in the case of New York Life, by the New York Life Blocker) immediately prior to the Effective Time (whether or not vested in the case of Class B Units), by (b) the Fully Diluted Units.

“Producer” means any agent, broker, producer, insurance intermediary, resident producer, sub-producer, sales representative or similar Person engaged on behalf of any of the Group Companies or WRMAI, but excluding any such Persons who are employees of any Group Company or WRMAI.

“Reference Time” means 12:01 a.m., New York time, on the Closing Date.

“Revaluation Amount” has the meaning set forth in the Company LLC Agreement.

“SAP” means statutory accounting practices prescribed or permitted by the Governmental Entity charged with the supervision of insurance companies in such an insurance company’s jurisdiction of domicile.

“Satisfaction Date” means the date on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature can only be satisfied by actions to be taken at the Closing) is so satisfied or waived in accordance with this Agreement.

“Securityholder” means (i) any holder of Class A Units or Class B Units as of immediately prior to the Effective Time (other than the Blockers that are acquired at the Closing), (ii) Aquiline and (iii) New York Life.

“Severance Payments” means severance payments or any other similar payments that are triggered by a termination of employment to be made to any employee or officer of any of the Group Companies at or after the Closing pursuant to any agreement to which any of the Group Companies is a party prior to the Effective Time which become payable as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof; provided that, for purposes of this Agreement, WRMAI is not deemed to be a Subsidiary of the Company. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Target Net Working Capital Amount” means $5,000,000.

“Target WNFIC Cash Amount” means the sum of the Target WNFIC Statutory Surplus Amount plus the amount of the MacNeill Liabilities.

“Target WNFIC Statutory Surplus Amount” means $7,500,000.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.

“Transaction Deductions” means, without duplication, any deduction permitted for income Tax purposes attributable to (a) Transaction Expenses, (b) bonus or similar payments made to employees of any Group Company as a result of or in connection with the consummation of the transactions contemplated by this Agreement, (c) any capitalized financing costs, and (d) expenses which become currently deductible by any Group Company as a result of the satisfaction of any portion of the Indebtedness on the Closing Date.

“Transaction Expenses” means (a) all fees and expenses of the Group Companies incurred or payable as of the Effective Time and not paid prior to the Effective Time payable to professionals (including investment bankers, attorneys, accountants and other consultants and advisors, including, without limitation, Evercore Group L.L.C., Macquarie Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and Willkie Farr & Gallagher LLP) retained by any Group Company and (b) the fees and expenses specifically allocated to the Company under Section 1.04(a) (Paying Agent), Section 1.11 (Escrow Agent), Section 6.03(b) (D&O Tail) and Section 10.03(e) (transfer taxes) as Transaction Expenses.

“Units” means the Class A Units and the Class B Units.

“Unreturned Capital Contribution” has the meaning set forth in the Company LLC Agreement.

“WNFIC” means Wright National Flood Insurance Company, a Texas stock property and casualty company.

“WNFIC Accounting Principles” means (i) SAP applied using the accounting principles, practices and methodologies used in the preparation of the Statutory Statement of WNFIC as of December 31, 2012, except that, for the avoidance of doubt, no amount shall be included as a reserve or receivable or otherwise taken into account for income Taxes and (ii) the form and manner in which the sample calculation attached as Exhibit F was prepared (which calculates the WNFIC Statutory Surplus (after giving effect to the Pre-Closing Transactions) as of September 30, 2013); provided, that in the event of a conflict between (i) and (ii), the Parties acknowledge that clause (ii) shall control. The WNFIC Accounting Principles shall follow the defined terms contained in this Agreement.

“WNFIC Cash Amount” means the sum of the WNFIC Statutory Surplus as finally determined pursuant to Section 1.09 and the amount of the MacNeill Liabilities as finally determined pursuant to Section 1.09.

“WNFIC Statutory Surplus” means the surplus as regards policyholders of WNFIC determined in accordance with the WNFIC Accounting Principles as of the Reference Time (after giving effect to the Pre-Closing Transactions). For the fiscal year ended December 31, 2012, the WNFIC Statutory Surplus is reflected on line 37 of the “Liabilities, Surplus and Other Funds” page of the 2012 NAIC Annual Statement Blank. For the avoidance of doubt, the calculation of WNFIC Statutory Surplus shall give effect to the MacNeill Liabilities.

11.02. Other Definitional Provisions.

(a) Accounting Terms. Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement shall control.

(b) Successor Laws. Any reference to any particular Code section or Law shall be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

11.03. Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section No.

Acquisition Transaction	5.04
Action	3.11
Adjustment Escrow Amount	1.11
Agreed Allocation	1.15
Agreement	Preface
Aquiline	Recitals
Aquiline Blockers	Recitals
Aquiline Blocker Purchase Agreement	Recitals
Blockers	Recitals
Blocker Purchase Agreements	Recitals
Certificate of Merger	1.01(b)
Closing	2.01
Closing Balance Sheet	1.09
Closing Date	2.01
Closing Statement	1.09
Company	Preface
Confidentiality Agreement	5.02
Continuing Employees	6.08(a)
Controlled Group	3.13(b)
Current Policies	6.03(b)
D&O Claim	6.03(f)
D&O Indemnified Parties	6.03(a)
D&O Tail	6.03(b)
Deductible	8.04(a)
Definitive Transaction Agreement	1.16
Delaware LLC Law	1.01(a)
Disclosure Schedules	10.02
Dispute Resolution Arbiter	1.09
Effective Time	1.01(b)
Environmental and Safety Requirements	3.16(a)
Escrow Account	1.11
Escrow Agreement	1.11
Escrow Amount	1.11
Estimated Closing Statement	1.08
Estimated Indebtedness	1.08
Estimated Net Working Capital	1.08
Estimated Transaction Expenses	1.08
Estimated WNFIC Cash Amount	1.08

Term	Section No.

Excluded Items	8.04(a)
Extended Survival Date	8.01(a)
Financial Statements	3.05
Grocer Re Liabilities	8.02(a)
HSR Act	3.12
Indemnitee	8.05(a)
Indemnitor	8.05(a)
Indemnity Escrow Amount	1.11
Insurance Contracts	3.20(a)
Insurance Regulator	3.05(c)
Latest Balance Sheet	3.05
Leased Real Property	3.07(a)
Letter of Transmittal	1.04(a)
Licensed Software	3.10(e)
Material Contracts	3.09(b)
Member Approval	7.01(c)
Merger	1.01(a)
Merger Consideration	1.02(a)
Merger Sub	Preface
Merger Sub Interest	1.02(b)
New Plans	6.08(a)
New York Life	Recitals
New York Life Blocker	Recitals
New York Life Blocker Purchase Agreement	Recitals
Objections Statement	1.09
Order	3.11
Outside Date	9.01(e)
Outstanding Claims	8.07
Parent	Preface
Parent Credit Facilities	4.07
Parent Indemnified Parties	8.02
Parent’s Allocation	1.15
Parent’s Representatives	5.02
Parties	Preface
Paying Agent Agreement	1.04(a)
Permits	3.15
Pre-Closing Return	10.03(a)
Pre-Closing Tax Period	10.03(a)
Pre-Closing Tax Refund	10.03(d)
Pre-Closing Transactions	2.02
Premium Amount	6.03(b)
Producer Agreements	3.19(c)
Proprietary Software	3.10(d)
Real Property Leases	3.07(a)

Term	Section No.

Reference Statement	1.14
Representative	Preface
Representative Amount	1.05
Restrictive Covenant Agreements	Recitals
Retained Escrow Amount	8.07
Sale End Date	2.01
Schedule	10.02
Section 754 Election	1.15
Securityholders Side Letter	Recitals
Securityholder Indemnified Parties	8.03
Statutory Statements	3.05(b)
Survival Date	8.01(a)
Surviving Company	1.01(a)
Surviving Company LLC Agreement	1.06
Tax Benefit	8.04(d)
Tax Claim	10.03(h)
Third Party Claim	8.05(a)
Transaction	1.16(a)
Transaction Approvals	3.12
Transaction Closing	1.16(a)
WF&G	12.20
Working Capital Indemnity Amount	1.10(b)
Written Consent	7.01(i)
WRMAI	Recitals

ARTICLE XII

MISCELLANEOUS

12.01. Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing any other announcement or communication to the employees, customers or suppliers of the Company, shall be issued or made by any Party without the joint approval of the Parent, the Representative and the Company, unless required by Law or listing agreement with any national securities exchange (in the reasonable opinion of counsel) in which case the Parent and the Representative shall have the right to review such press release, announcement or communication prior to issuance, distribution or publication. Aquiline may provide general information about the subject matter of this Agreement in connection with fund raising, marketing, informational or reporting activities.

12.02. Expenses. Except as otherwise expressly provided herein, each of the Company, the Securityholders, the Parent, the Merger Sub and the Representative shall pay all of their own fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees and disbursements of counsel, financial advisors and accountants.

12.03. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted (except if not a Business Day then the next Business Day) via telecopy (or other facsimile device) to the number set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by such Party:

Notices to the Parent, Surviving Company and/or the Merger Sub:

Brown & Brown, Inc.

220 South Ridgewood Avenue

Daytona Beach, FL 32114

Attn: Robert W. Lloyd, General Counsel

Facsimile No.: (386) 239-7293

Notices to the Representative:

Teiva Securityholders Representative, LLC

c/o Aquiline Holdings LLC

535 Madison Avenue

24th Floor

New York, NY 10022

Attn: Jason Rotman

Facsimile No.: (212) 624-9510

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention:	Gregory B. Astrachan
Jeffrey R. Poss
Sean M. Ewen
Facsimile:	(212) 728-8111

Notices to the Company:

The Wright Insurance Group, LLC

333 Earle Ovington Boulevard, Suite 505

Uniondale, New York 11553-3624

Attention: Chief Executive Officer

Facsimile: (516) 227-2352

with copies to (which shall not constitute notice):

The Wright Insurance Group, LLC

333 Earle Ovington Boulevard, Suite 505

Uniondale, New York 11553-3624

Attention: Chief Legal Officer

Facsimile: (516) 227-2352

with copies to (before the Closing only) (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention:	Gregory B. Astrachan
Jeffrey R. Poss
Sean M. Ewen
Facsimile:	(212) 728-8111

12.04. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by the Parent, the Merger Sub or the Representative without the prior written consent of the non-assigning Parties.

12.05. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

12.06. References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. All references to days (excluding Business Days) or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Schedule” or “Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

12.07. Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract).

12.08. Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules hereto may be amended or waived only in a writing signed by the Parent, the Company (or the Surviving Company following the Closing) and the Representative; provided, however, that after the receipt of the Member Approval, no amendment to this Agreement shall be made which by Law requires further approval by the members of the Company without such further approval by such members. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

12.09. Complete Agreement. This Agreement and the documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter hereof in any way, including any data room agreements, bid letters, term sheets, summary issues lists or other agreements.

12.10. Third Party Beneficiaries. Certain provisions of this Agreement are intended for the benefit of, and shall be enforceable by, the Securityholders. Section 6.03 shall be enforceable by the D&O Indemnified Parties. In addition, (a) the Representative shall have the right, but not the obligation, to enforce any rights of the Company or the Securityholders under this Agreement, (b) the Securityholders shall have the right to enforce their rights to receive the consideration set forth in Section 1.02 and any additional amounts payable thereto under this Agreement, (c) Aquiline shall have the right to enforce its rights under Section 12.01 and 12.20 and any of its rights as a Securityholder hereunder, (d) New York Life shall have the right to enforce any of its rights as a Securityholder hereunder and (e) WF&G shall have the right to enforce its rights under Section 12.20. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement shall be construed to give any Person other than the Parties to this Agreement and their respective successors and permitted assignees any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

12.11. Waiver of Trial by Jury. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12.12. Parent Deliveries. The Parent agrees and acknowledges that all documents or other items delivered or made available to a representative of Parent shall be deemed to be delivered or made available, as the case may be, to the Parent for all purposes hereunder.

12.13. Delivery by Facsimile or Email. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or scanned pages via electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party hereto or to any such contract, each other Party hereto or thereto shall re-execute original forms thereof and deliver them to all other Parties. No Party hereto or to any such contract shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or email as a defense to the formation of a contract and each such Party forever waives any such defense.

12.14. Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one (1) Party, but all such counterparts taken together shall constitute one and the same instrument.

12.15. Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

12.16. Jurisdiction. Any suit, Action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought and determined exclusively in the United States District Court for the Southern District of New York or any other federal or state court sitting in New York, New York, and each of the Parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, Action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, Action or proceeding in any such court or that any such suit, Action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, Action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 12.03 shall be deemed effective service of process on such Party.

12.17. Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

12.18. No Recourse. Notwithstanding any provision of this Agreement or otherwise, the Parties to this Agreement agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that no Non-Recourse Party of a Party to this Agreement shall have any liability relating to this Agreement or any of the transactions contemplated herein.

12.19. Damages; Specific Performance.

(a) The Company may, on behalf of the Securityholders, petition a court to award damages in connection with any breach by the Parent and/or the Merger Sub of the terms and conditions set forth in this Agreement, and the Parent agrees that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by the Securityholders (taking into consideration relevant matters, including other combination opportunities and the time value of money). The Company may, additionally, on behalf of the Securityholders, enforce such award and accept damages for such breach.

(b) Each of the Parties acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique and recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party may have no adequate remedy at Law. Accordingly, the Parties agree that prior to a valid termination of this Agreement in accordance with this Agreement, subject to and without limiting Section 12.19(c) below (if applicable), such non-breaching Party shall have the right, in addition to any other rights and remedies existing in its favor at Law or in equity, to enforce its rights and the other Party’s obligations hereunder not only by an Action or Actions for damages but also by an Action or Actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security). Each of the Parties agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement, and hereby waives (x) any defenses in any Action for an injunction, specific performance or other equitable relief, including the defense that the other parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity, and (y) any requirement under Law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief. While a Party may pursue both a grant of specific performance and money damages, under no circumstances shall such Party be permitted or entitled to receive both such grant of specific performance and money damages.

(c) To the extent any Party brings any Action, claim, complaint or other proceeding, in each case, before any Governmental Entity to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the Outside Date shall automatically be extended by (i) the amount of time during which such Action, claim, complaint or other proceeding is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action, claim, complaint or other proceeding.

12.20. Waiver of Conflicts. Recognizing that Willkie Farr & Gallagher LLP (“WF&G”) has acted as legal counsel to certain of the Securityholders (including Aquiline and its Affiliates) and the Company, its Affiliates, the Group Companies and WRMAI prior to the Closing, and that WF&G intends to act as legal counsel to certain of the Securityholders (including Aquiline and its Affiliates) and WRMAI after the Closing, each of the Parent and the Surviving Company (including on behalf of the Group Companies) hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with WF&G representing any of the Securityholders (including Aquiline and its Affiliates) and/or its Affiliates and/or WRMAI after the Closing as such representation may relate to the Parent, any Group Company, WRMAI or the transactions contemplated herein. In addition, all communications involving attorney-client confidences between any Securityholders (including Aquiline and its Affiliates) and its Affiliates in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to such Securityholders and their Affiliates (and not the Group Companies or WRMAI). Accordingly, the Group Companies and WRMAI shall not have access to any such communications, or to the files of WF&G relating to engagement, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (i) the applicable Securityholders and their Affiliates (and not the Group Companies or WRMAI) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Group Companies or WRMAI shall be a holder thereof, (ii) to the extent that files of WF&G in respect of such engagement constitute property of the client, only the applicable Securityholders and their Affiliates (and not the Group Companies or WRMAI) shall hold such property rights and (iii) WF&G shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Group Companies or WRMAI by reason of any attorney-client relationship between WF&G and any of the Group Companies or WRMAI or otherwise.

*     *     *     *

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger on the day and year first above written.

Company:	THE WRIGHT INSURANCE GROUP, LLC

	By:	/S/ WILLIAM MALLOY
CEO & President

Its:

Parent:	BROWN & BROWN, INC.

	By:	/S/ J. SCOTT PENNY
Regional President

Its:

Merger Sub:	BROWN & BROWN ACQUISITION GROUP, LLC

	By:	/S/ J. SCOTT PENNY
President

Its:

Representative:	TEIVA SECURITYHOLDERS REPRESENTATIVE, LLC, solely in its capacity as the Representative

	By:	Aquiline Holdings, LLC, its Managing Member

	By:	/S/ CHRISTOPHER WATSON
Partner

Its: